UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

OFFERING STATEMENT

OFFERING STATEMENT PURSUANT TO REGULATION CF OF THE SECURITIES ACT OF 1933

Morning Line Racing LLC Series FUND 1

(Name of Issuer)

Legal Status of Issuer

Limited Liability Company	Delaware	October 10, 2025
(Forum)	(Jurisdiction)	(Date of Organization)

18W140 Butterfield Road, Suite 1500,
Oakbrook Terrace, IL 60181
(Physical Address of Issuer)

37-2203953
(EIN of Issuer)

As of the date of this Form C, the Company has 0 employees

https://www.morningline.io
The offering pages for each horse listing made available through the Intermediary
(Website of Issuer)

Liquidity.io LLC (FINRA-registered portal)
(Name of Intermediary through which the offering will be conducted)

0002095492	8-70000	289499
(CIK Number of Intermediary)	(SEC File Number of Intermediary)	(CRD Number of Intermediary)

Intermediary will be paid one percent (1%) of the successful amount raised in cash, plus reimbursements for any out-of-pocket expenses incurred by the portal with third-party service providers in connection with this offering. No other direct or indirect interest in the issuer held by the Intermediary.

Morning Line Racing LLC Series FUND 1 offers Profit Sharing Interests tied to a specific underlying Thoroughbred racehorse listed through the Series on the affiliated alternative trading system (ATS). Investors purchase Interests associated with an individual horse listing, and returns (if any) are based on the net economic performance of that horse (including net race purses and, if applicable, breeding, insurance, and sale proceeds), as more fully described in this Form C.

FORM C

MORNING LINE RACING LLC SERIES FUND 1

Offering of Profit-Sharing Interests

This Form C (including the cover page and all exhibits attached, hereto, the "Form C"), is being furnished by Morning Line Racing LLC Series FUND 1, a Delaware limited liability company (as used herein "we", "us," "our," "our Company," "Company," or the "Issuer") for the sole purpose of providing information about the Company as required pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201).

The Company is offering up to $5,000,000 (the "Maximum Offering Amount") of Profit-Sharing Interests (the "Securities") on a contingency basis. tied to a pooled portfolio of fractional economic interest in multiple Thoroughbred racehorses held by the Series Fund 1. Securities offered under this Form C may be associated with one or more separate horse-specific listings made available through the Intermediary and recorded on the affiliated ATS. Each Investor's Securities will be associated with a particular underlying horse identified on the Intermediary's portal at the time of subscription, and the economic performance of an Investor's Securities will be tied to that underlying horse (and not to a pooled or diversified portfolio). The Series' objective is to earn and distribute a share of net race purses and, if applicable, breeding, insurance, and sale proceeds attributable to the applicable underlying horse, as described in this Form C (this "Offering"). The Company expects that up to fifty (50) separate horse-specific listings may be made available from time to time under this Form C. The availability of any particular listing is subject to the Company's discretion, the Intermediary's procedures, and applicable regulatory requirements.

The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. The Offering will conclude on the Offering Deadline, unless such date is otherwise amended by the Company in its sole discretion.

Potential purchasers of the Securities are referred to herein as "Investors". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled 'THE OFFERING AND THE SECURITIES - The Securities'. In order to purchase the Securities, Investors must complete the purchase process through the Company's intermediary, Liquidity.io LLC (the "Intermediary"). All committed funds will be held in escrow with Liquidity.io, LLC (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded, and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Material Changes

If we make a material change to this offering or to the information displayed in the Data Room on the Morning Line platform, Liquidity.io (our registered crowdfunding intermediary) will notify you and request that you reconfirm your investment commitment. A "material change" is any change that a reasonable investor would want to know before deciding whether to invest or remain invested. Examples include changes to the target or maximum dollar amounts, pricing or tranche-release methodology, use of proceeds, related-party transactions, financial statements, or the offering deadline. If you do not affirmatively reconfirm within five business days after notice, your investment commitment will be canceled automatically, and your funds will be returned from escrow; you will not receive any securities.

This offering is being made pursuant to a federal exemption from registration. The securities are not registered under state 'blue sky' laws; however, state antifraud laws still apply.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. Investors should not invest any funds in this Offering unless they can afford to lose their entire investment.

You should rely only on the information contained in this Form C.

We have not authorized anyone to provide you with information different from that contained in this Form C. Statements contained herein as to the content of any agreements or other document are summaries, and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the company contained in this Form C are based on information believed to be reliable. No warranty can be made as to the accuracy of such information.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS."

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTORS EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT INVESTORS WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO THEIR PARTICULAR FINANCIAL SITUATION. INVESTORS SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATION IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW FACILITATOR, AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTORS, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF INVESTORS LIVE OUTSIDE THE UNITED STATES, IT IS THEIR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. FOREIGN INVESTORS SHOULD ALSO BE AWARE THAT: (I) ANY DISTRIBUTIONS MAY BE SUBJECT TO U.S. WITHHOLDING TAX; (II) ALL INVESTMENTS, REFUNDS, AND DISTRIBUTIONS WILL BE MADE IN U.S. DOLLARS, AND INVESTORS BEAR ALL RISKS ASSOCIATED WITH CURRENCY EXCHANGE RATE FLUCTUATIONS; AND (III) IT MAY BE DIFFICULT TO ENFORCE LEGAL RIGHTS AGAINST THE COMPANY FROM OUTSIDE THE UNITED STATES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTORS.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of this offering. This summary reflects Morning Line Racing LLC Series FUND 1 (the "Company") Certificate of Formation and does not purport to be complete and is qualified in its entirety by the Certificate of Formation and its Operating Agreement (the "Operating Agreement"). For a complete description of the Company's membership, you should refer to our Certificate of Formation and its Operating Agreement and applicable provisions of the Delaware Limited Liability Company Act.

General

Morning Line Racing LLC Series FUND 1 (the "Company") is a designated series of Morning Line Racing LLC, a Delaware series limited liability company. Morning Line Racing LLC was originally formed as Morning Line Club 1 LLC on August 16, 2024. On May 14, 2025, the entity's certificate of formation was amended to convert it into a Delaware series limited liability company and to rename it to Morning Line Horse Series LLC. On June 27, 2025, the entity's name was further amended to Morning Line Racing LLC. Series FUND 1 was established as a separate protected series of Morning Line Racing LLC on October 10, 2025. Management of the Series is vested exclusively in Morning Line Inc. (the "Manager"), a Delaware corporation, acting as the Series Manager pursuant to the Company's governing agreements. The Company's purpose is to provide thoroughbred horse racing enthusiasts (each an "Investor") with the opportunity for greater involvement in the sport by enabling them to purchase non-voting Profit Sharing Interests associated with specific horse listings offered by the Company through the Intermediary. The Company may, from time to time, acquire and offer Interests associated with multiple Thoroughbred horses; however, each offering on the Intermediary's portal identifies the specific underlying horse for that listing, and Investors purchase Interests associated with that specific horse.

The Company owns, or expects to acquire, fractional ownership or economic interests via a licensing agreement in one or more Thoroughbred horses that may be offered under this Form C. Each horse offered through the Intermediary will be identified as a separate listing, and Profit Sharing Interests purchased by Investors will be linked to that listing. The Company, through the Manager, will oversee the management, racing, training, and, when applicable, the sale or other disposition of the applicable underlying horse. Investors should not expect that proceeds or losses from one horse will be allocated to another horse unless expressly provided in the applicable Series documentation for that listing.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH OR THE RIGHTS) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED, SHALL BE DEEMED TO BE OWNED BY ANY INVESTORS INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY. INVESTORS DO NOT OWN ANY DIRECT INTEREST IN UNDERLYING HORSE AND HAVE NO VOTING OR MANAGEMENT RIGHTS WITH RESPECT TO ANY UNDERLYING HORSE.

The Company is located at 18w140 Butterfield Road, Suite 1500, Oakbrook Terrace, IL 60181. The Company's website is www.morningline.io. The Company expects to conduct business throughout the United States and internationally.

The Offering

Securities Offered	Profit Sharing Interests (non-voting, economic rights; digitally recorded on the portal ledger and associated with a specific horse listing identified on the Intermediary's portal at the time of subscription.
Price Per Security	The initial price per Security will vary by horse listing and will be disclosed on the Intermediary's portal for the applicable listing. Subsequent tranches, if any, will be priced for the applicable listing in accordance with the pricing methodology disclosed on the Intermediary's portal and/or the applicable listing documentation.
Target Offering Amount	$550,000 (aggregate across all listings offered under this Form C; funds are released at or above Target; rolling closes permitted).
Maximum Offering Amount	$5,000,000 (aggregate across all listings offered under this Form C).
Minimum Individual Investment	$3.40
Offering Deadline	12/31/2026
Escrow Agent	Liquidity.io
Intermediary Fees	The Intermediary will receive a fee equal to 1% of aggregate investment commitments accepted in this Offering, payable in cash at each closing.
Use of Proceeds	Acquisition and/or reimbursement of costs associated with the underlying horse(s) for which Interests are sold, and the ongoing care and management of such horse(s), including training, boarding, veterinary care, insurance, transportation, offering and portal fees, and working capital reserves. The Company expects to apply proceeds on a listing-by-listing basis to the applicable underlying horse, as further described in this Form C and

	the listing disclosures on the Intermediary's portal.
Material Terms of the Securities	No voting rights. Economic pro rata economic interest in revenues and dispositions, attributable to the applicable underlying horse associated with the Investor's listing, subject to reserves and Manager discretion per Operating Agreement and other governing documents.

Price of the Securities

The Company is offering its "Profit Sharing Interests" at an initial price of $3.40 per Interest. After the initial release, additional Interests may be offered in scheduled tranches. Each subsequent tranche will be priced at 5% above the last trade of BYNT Interests on the affiliated alternative trading system Liquidity.io LLC (the "ATS") as of the business day immediately prior to the tranche release.

Because tranche prices are formula-based and may change over time, investors should expect that the per-Interest price may be different across tranches. If a tranche remains unsold for thirty (30) days, the Company may reduce the listed price for that tranche by up to ten percent (10%) per month until sold, as disclosed on the intermediary's portal. Any material change to the pricing method will be reflected in an amendment to this Form C and corresponding updates on the portal.

Terms of the Securities

Overview

The securities offered are Profit Sharing Interests of Morning Line Racing LLC Series FUND 1, a designated series of a Delaware series limited liability company. Profit Sharing Interests entitle holders to a pro rata share of distributions, if any, based on the economic performance of the specific underlying horse associated with the Investor's Profit-Sharing Interests, and the relevant distribution policies described in this Form C and the applicable listing documents. Profit Sharing Interests are not equity in, and do not confer ownership of, the underlying horse or any other asset.

Other Classes of Securities

The Company has another class of interests, Membership Interests, all of which are held by Morning Line Racing LLC (wholly owned by Morning Line Inc.). Membership Interests carry all voting and governance rights of the Series. The Profit-Sharing Interests offered in this Regulation Crowdfunding offering are non-voting.

Voting Rights

Holders of Profit-Sharing Interests do not have voting rights and are not entitled to elect or remove managers, approve transactions, or otherwise participate in governance.

Distributions; Economic Rights.

Distributions, if any, are at the discretion of the Series manager and depend on available cash after expenses and reserves. The Manager controls day-to-day operations and has discretion to establish reserves and determine if and when cash is distributed. Profit Sharing Interest holders are entitled to their proportional share of distributable amounts, including a percentage of race-purse "winnings" and of other income streams (such as breeding income, sales proceeds, and certain insurance recoveries), as described in the Series documents and this Form C. There is no assurance that any distributions will be made. Distributions, if any, are generally expected to be calculated and paid on a listing-by-listing basis based on the net proceeds attributable to the applicable underlying horse after applicable expenses and reserves, as described in the applicable listing documentation.

Limits on Transfer

The securities offered in this Regulation Crowdfunding offering are subject to a one-year transfer restriction under Regulation Crowdfunding. During that period, investors generally may not resell their securities unless the transfer is: (i) to the issuer; (ii) to an accredited investor; (iii) to a family member, trust, or in connection with the death or divorce of the investor; or (iv) as part of a registered public offering. After the one-year holding period, resales may be facilitated through the affiliated alternative trading system (ATS), subject to its rules and applicable laws, although there is no assurance that a trading market will develop.

Modification of Securities

The Company may amend terms that do not materially and adversely affect Profit Sharing Interest holders without a vote. Any change that would materially and adversely change the rights of Profit-Sharing Interest holders will be reflected in updated offering materials and, if required, an amendment to this Form C.

Obligation to Contribute Capital

Once an investor has paid the purchase price for Profit Sharing Interests, there is no obligation to make additional capital contributions. Investors are not personally liable for the debts of the Series. However, as with any entity, investors could be required by law to return certain improper or unlawful distributions.

No Ownership of Assets; No Right to Manage

Profit Sharing Interests do not represent ownership, equity, voting, or governance rights in the Series, the parent company, or the underlying horses in which the Company holds an interest (the "Portfolio Horses"). Investors have no right to direct operations, care, training, racing, breeding, sale, or any other management decision.

Ranking; Seniority

Profit Sharing Interests are a single class with equal priority among themselves. They are structurally junior to creditors, and expenses of the Series, and subordinate to any amounts the Series manager determines are necessary for reserves.

Form of Security; Records

Profit Sharing Interests are issued in book-entry or tokenized form on the Company's systems or affiliated ATS records. When in tokenized form, the Profit-Sharing Interests are referred to as "Tokens." Investors will receive electronic confirmations and account statements in lieu of physical certificates.

Dividends

The Company is a limited liability company; it does not pay corporate "dividends." Any payments to holders will be treated as distributions from the Series if and when declared.

Offering Mechanics and Pricing

The Company intends to conduct a tranche-based releases on a listing-by-listing basis. The initial tranche for a given horse listing is offered at a fixed price per Interest (or token) as disclosed on the Intermediary's portal for that listing. Subsequent tranches, if any, for that listing will be priced pursuant to the pricing methodology described in §227.201(l) above and disclosed on the intermediary's portal. Pricing and tranche terms are specific to the applicable horse listing and may reference (where applicable) trading activity for that specific listing on the affiliated ATS, as well as other factors disclosed for that listing. Pricing is not based on a pooled fund or portfolio and is not intended to reflect the performance, valuation, or trading price of any other horse listing. Each listing's tranche schedule and pricing disclosures are provided on the Intermediary's portal for that listing and may differ across listings.

The initial price per Profit Sharing Interest for a given listing is disclosed on the Intermediary's portal (e.g., $3.40 per Profit Sharing Interest for an initial listing, as shown in the illustrative table below). Additional tranches for that listing will be released periodically and priced at 1.05 times the last trade of that listing's Profit-Sharing Interests on the affiliated ATS as of the business day immediately prior to release. If any tranche remains unsold for 30 calendar days, the Company may reduce the listed price by up to 10% per 30 day period until sold, and will post the updated price on the intermediary's portal. Target and maximum offering amounts are stated in dollars in this Form C. If the Company makes a material change to the offering terms, it will file an amendment to this Form C and update the Data Room on the Morning Line portal.

Underlying asset and Series

Series Fund 1 is a separate protected series of Morning Line Racing LLC. The Series may hold fractional ownership or economic interests in one or more Thoroughbred horses that are offered through separate, horse-specific listings. The Series maintains separate records and liabilities from Morning Line Racing LLC and any other series, as contemplated by the Series LLC Agreement and applicable Delaware law. Information regarding each listed horse (including name, ownership percentage, acquisition cost, and other material information) is provided on the Intermediary's portal and/or in the Data Room for that listing and may be updated from time to time.

The Series contemplates staged releases of Profit-Sharing Interests. The initial release occurs at the then-listed offering price per Profit Sharing Interest, and subsequent releases may occur periodically at prices determined pursuant to the pricing methodology disclosed in this Form

C and on the intermediary's portal. The Series reserves the authority to adjust the release schedule and pricing for Profit Sharing Interests that remain unsold for an extended period, within the bounds disclosed to investors and subject to any required Form C amendments and investor reconfirmation rights for material changes.

Series Fund 1 Horse Token Release Schedule (Illustrative; formula-priced tranches; applies on a listing-by-listing basis)

Release Phase[1]**	Tokens Released	% of Total	Release Timing (relative to prior phase)	Pricing Basis at Release	Notes
Initial Listing	500	5%	—	**$3.40** per token (initial price)	Opening tranche
Secondary Offering	1,000	10%	7 days after Initial	5% above last trade	See pricing footnote
Third Offering	1,000	10%	30 days after Secondary	5% above last trade	—
1st Monthly	1,500	15%	60 days after Secondary	5% above last trade	—
2nd Monthly	1,500	15%	90 days after Secondary	5% above last trade	—
3rd Monthly	1,500	15%	120 days after Secondary	5% above last trade	—
4th Monthly	1,500	15%	150 days after Secondary	5% above last trade	—
5th Monthly	1,500	15%	180 days after Secondary	5% above last trade	—

**This release schedule is for illustrative purposes only. As of the date of this Form C, the Offering may have progressed through several tranches, and the initial tranches depicted above may no longer be available. The schedule is subject to change. Investors must consult the intermediary's portal for real-time, definitive information on the current active tranche, availability, and pricing.

[1] The release schedule is illustrative and applies on a listing-by-listing basis. The Series Manager may modify the release schedule, pricing, and tranche sizes for any listing in its discretion, as disclosed on the intermediary's portal. The actual number of tranches and timing may vary from this illustration

Intermediate Closings

If the Target Offering Amount is reached prior to the Offering Deadline, the Company may conduct one or more closings before the Offering Deadline, provided that:

1. The Offering must remain open for a minimum of twenty-one (21) days from launch;
2. The Intermediary provides at least five (5) business days' prior notice of an early closing; and
3. The Company continues to meet or exceed the Target Offering Amount as of the early closing date.

Funds from investment commitments accepted after an initial closing will be released to the Company at one or more subsequent closings. Investors will receive electronic confirmation of their Profit-Sharing Interests for the applicable listing following each applicable closing.

Transfer Agent and Registrar

The Company will act as its own transfer agent and registrar for the Securities. Records of ownership will be maintained in electronic book-entry form, and Investors will receive digital confirmations of their holdings reflecting their Profit-Sharing Interests with the applicable horse listing(s).

Capitalization

The Company has authorized the issuance of Profit-Sharing Interests that may be offered through separate horse-specific listings. Profit Sharing Interests are issued and recorded in connection with a specific listing and do not represent a pro rata economic interest in a pooled portfolio.

The Company may authorize and issue additional Profit-Sharing Interests for a particular listing from time to time (including in additional tranches) as determined by the Manager and disclosed on the Intermediary's portal. Any such issuance may dilute the economic rights of existing holders of Profit-Sharing Interests.

Outstanding Capitalization

The Company is authorized to issue two classes of interests: (i) Membership Interests and (ii) Profit Sharing Interests. As of the date of this Form C, 100% of the issued and outstanding equity consists of Membership Interests held by Morning Line Racing LLC. Membership Interests carry all voting rights. Morning Line Racing LLC is wholly owned by Morning Line Inc. (Delaware), which indirectly controls all voting equity of the Company. No Profit-Sharing Interests have been issued in this Offering as of the date of this Form C, though the Company or its affiliates may have previously sold securities in other offerings exempt from registration. Profit Sharing Interests are the securities being offered in this Regulation Crowdfunding offering; they are non-voting and entitle holders only to their pro rata share of distributions, if any, attributable to the specific horse listing associated with their Profit-Sharing Interests, as described in this Form C and the applicable listing documentation.

Ownership of Voting Equity

Name of Holder	Class of Security	% of Voting Equity Owned
Morning Line Racing LLC	Membership	100%

Morning Line Racing LLC is wholly owned by Morning Line Inc. (Delaware).

Profit Sharing Interests are non-voting and do not affect the ownership or control of the voting Membership Interests.

Prior Offerings

The Company or its affiliates may have previously conducted offerings of securities under other exemptions from registration, including Regulation D. For more information on prior offerings, investors should review the materials available in the Data Room on the Intermediary's portal.

Beneficial Ownership

The Company is a designated protected series of Morning Line Racing LLC, a Delaware series limited liability company. Morning Line Racing LLC is 100% owned by Morning Line Inc., a Delaware corporation. The following persons are beneficial owners of 20% or more of the Morning Line Inc.'s outstanding voting equity (calculated by voting power), directly or indirectly: Joel Funk and Tom Taaffe, either individually or through a trust and/or wholly-owned entity. No other person or group beneficially owns 20% or more of the issuer's voting equity.

The Company's Business and Business Plan

The racing sector of the horse industry, which includes the Thoroughbred and horse industry, had an estimated impact on the United States economy of $177 billion in 2025. Historically, participation in racing Thoroughbreds has been largely limited to wealthy individuals, due to the substantial financial investment required. The Company aims to democratize access to Thoroughbred racing by providing horse racing enthusiasts with the opportunity for greater involvement in the sport by enabling them to acquire non-voting Profit Sharing Interests associated with specific Thoroughbred racehorses offered through the platform.

The Company's principal objective is to acquire, manage, and monetize fractional interests in Thoroughbred racehorses offered through individual listings. Proceeds from the sale of Profit-Sharing Interests will be used to acquire and manage interests in Portfolio Horses, which will be actively managed throughout their racing careers and potentially beyond. Through ownership of interests in the Series Fund 1 portfolio, the Company aims to generate revenue, provide capital appreciation, and distribute revenue to Investors.

How We Expect to Generate Revenue

The Company expects to generate revenue in three ways. Revenue may include cash received from racing, potential breeding and asset sale activities, which will be managed by the Manager for the benefit of the Company and the Series Fund 1 portfolio. The Company will primarily focus on upper echelon races but may pursue other opportunities across the Thoroughbred racing business.

Distributions, if and when declared, will be made to Investors based on their pro rata ownership of Profit-Sharing Interests. There can be no assurance, however, that the Portfolio Horses will earn racing purses, produce breeding revenues, or be sold at a profit.

The Thoroughbred Asset and acquisition plan

The Company holds fractional economic interests in multiple Portfolio Horses. The Company may acquire initial interests and make additional acquisitions as capital is raised or as portfolio opportunities arise. Acquisition timing, ownership percentages, and portfolio composition are determined by the Manager in its discretion. Copies of material acquisition documents or summaries thereof will be made available in the Data Room, as applicable.

Operations

Day-to-day equine activities are performed by licensed trainers, veterinarians, and other service providers retained by the Manager. Typical costs include boarding, training, veterinary care, transportation, and race-related fees. Actual expenses vary by location, trainer, and horse condition or Portfolio Horse condition and may change over time. The Company expects to carry mortality insurance with respect to Portfolio Horses (and fertility insurance, if applicable) in customary amounts; coverage limits and costs may change and may not cover all losses.

Revenue model

Primary revenue sources may include net purses earned from racing by the applicable listed Thoroughbred, potential breeding revenue if the applicable Thoroughbred retires successfully to stud or broodmare duty, and proceeds from a sale or other monetization event. Net purse proceeds are calculated after customary trainer, jockey, and race-day deductions. Breeding opportunities and related revenue are uncertain and depend on factors such as performance, health, pedigree, and market conditions. There is no assurance of any revenue or profit with respect to any listing or the Series.

Potential sale and wind-up

Because the Company typically owns a minority economic interest in a listed Thoroughbred, it may not control if or when such Thoroughbred is sold, retired, or otherwise disposed of. When a sale, retirement, insurance payout, or other monetization event occurs— whether by decision of a majority owner or mutual agreement—the Manager will administer the Company's portion of the transaction for the benefit of holders of Profit-Sharing Interests associated with that listing. Following a final monetization event for a listed Thoroughbred, the Company expects to distribute remaining net proceeds, if any, attributable to that listing after expenses and reserves in accordance with the Series Fund 1 Designation and Operating Agreement. Distributions related to one listing are not commingled with or dependent on the performance of other listings.

Investor economics

Investors purchase Profit Sharing Interests that provide a pro rata economic interest in distributions, if any, attributable solely to the applicable listed Thoroughbred. Profit Sharing Interests do not carry voting rights. Investor returns, if any, are determined on a listing-by-listing basis and are not based on the performance of other listed Thoroughbreds or any pooled portfolio.

Distributions, timing, and amounts are at the Manager's discretion based on available cash, reserves, and operating needs from that applicable listing after expenses, reserves and contractual obligations. The Series structure is intended to separate assets and liabilities by listing and by series as provided in the Operating Agreement and applicable law.

Selection and diligence

The Manager evaluates each listed Thoroughbred using pedigree, conformation, training observations, race performance data (if applicable), and veterinary examinations performed by independent professionals. Summaries of selection criteria and available examination findings are available in the Data Room for each listing. Past performance and clinical findings are not predictive of future results.

How the Company Intends to Use the Money Raised in the Offering

Proceeds from the Offering are expected to be used for the acquisition and management of interests in Portfolio Horses, payment of operating expenses (including boarding, veterinary care, insurance, transportation, offering expenses, marketing expenses, overhead, and breeding costs), and working capital reserves. Use of proceeds is allocated on a listing-specific basis as disclosed on the intermediary's portal for each offering. Proceeds raised for one listing are not earmarked for, nor used to fund, other listings. Ongoing operating costs may also be funded from trading fees, licensing revenue, or other Series-level revenues, as determined by the Manager.

Information about Listed Thoroughbreds

Information regarding each listed Thoroughbred—including name, age, pedigree, ownership percentage, acquisition cost, and material veterinary or performance information—is provided in the Data Room and on the intermediary's portal for that listing and may be updated from time to time. Past performance or veterinary findings are not predictive of future results.

Operating Expenses

Upon a Closing for a specific listing, the Company will be responsible for the following costs and expenses attributable to the activities of the Company (together, the "Operating Expenses"):

- Ongoing costs related to the management of the applicable listed Thoroughbred, including bloodstock agent commissions, transportation, boarding, training, racing expenses (nomination fees, entry fees, jockey fees, pony fees, etc.), veterinary care, farrier services, feed supplements, medications, physical therapy, equipment, and insurance;
- Fees, costs, and expenses incurred in connection with preparing any reports and accounts of the Company, including any required federal or state securities filings and any annual audit of the accounts of the Company;
- Fees, costs and expenses of a third-party registrar and transfer agent appointed in connection with the Company;
- Fees, costs, and expenses incurred in connection with making any tax filings on behalf of the Company;
- Any indemnification payments;

- Any and all insurance premiums or expenses incurred in connection with the Thoroughbred Asset, including equine mortality or fertility insurance; and
- Any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

If the Operating Expenses attributable to a listing exceed the amount of revenues generated by that listing and cannot be covered by applicable reserves, the Manager may (a) advance such Operating Expenses without reimbursement, (b) loan the amount of the Operating Expenses to the Company, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the Company (an "Operating Expenses Reimbursement Obligation"), and/or (c) cause additional Profit Sharing Interests with respect to a particular listing, to be issued by the Company in order to cover such additional amounts, which may dilute existing holders of that listing's Profit Sharing Interests.

Oversight and Governance

The Company will not be able to pay a fee or commission to any advisor or other person affiliated with or related to the Manager, advisors, or any Member only with the approval of the principals of the Manager who are not parties to the transaction and will be fully disclosed to the Company owners. In such situations, the Manager may consult with unaffiliated advisors who also are not parties to the transaction. All approvals, disclosures, and conflict management apply at the Series and listing level, and no pooled approvals or cross-listing allocations are implied.

The Company's Financial Condition Liquidity and Capital Resources

As of the date of this Form C, the Company has limited cash and cash equivalents and may have a negative working capital position. The Company must raise capital in this Offering to meet its operating needs and continue as a going concern. Please review the financial statements attached as Exhibit A for a complete understanding of the Company's financial condition, liquidity, and capital resources.

Liquidity and Capital Resources

The proceeds from the Offering are essential to the Company's operations. The Company plans to use the proceeds as set forth above under the section titled "Use of Proceeds," which is an indispensable element of the Company's business strategy. The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Manager, Officers and Key Persons

The Series is managed by Morning Line Inc. as Series Manager, and the company-level officers were designated in the Amended and Restated Series LLC Agreement.

Name	Position(s) with Issuer	Joined Company	Other current occupation and occupation during the last three years
Morning Line Inc.	Series Manager (manages Morning Line	May–June 2025 (Series created and Series	Morning Line Inc. is the managing member/manager for the Series pursuant to the Series Fund 1 Designation; any additional

Name	Position(s) with Issuer	Joined Company	Other current occupation and occupation during the last three years
	Racing LLC – Series FUND 1)	Manager designated)	management affiliates are disclosed herein or in the Data Room, as applicable.
Joel Jon Funk	Chief Executive Officer (officer of Morning Line Racing LLC)	June 27, 2025 (appointed as officer)	Mr. Funk is the Chief Executive Officer of Morning Line Racing LLC and is responsible for overall strategic direction, capital formation, regulatory compliance, and financial and operational management of the Series. He also serves as Chief Executive Officer of Morning Line Inc., the managing member of Morning Line Racing LLC.

For the eleven years prior to his appointment, Mr. Funk was and is still employed as an attorney and equity partner at Hart David Carson LLP, a corporate and M&A law firm, where his practice focused on corporate structuring, private offerings, commercial transactions, and growth-stage ventures. He advised operating companies and investors on entity formation, securities compliance, strategic transactions, and governance matters.

Mr. Funk holds a Juris Doctor from Valparaiso University School of Law and a Masters of Business Administration from Valparaiso University and has experience across corporate governance, venture finance, and early-stage company formation. He has been engaged in the Thoroughbred racing industry and related asset management activities through Morning Line Inc. since its formation. |
| Michael Mazzone | Chief Financial Officer (officer of Morning Line Racing LLC) | June 27, 2025 (appointed as officer) | Mr. Mazzone serves as Chief Financial Officer of Morning Line Racing LLC and is responsible for financial oversight, reporting, capital planning, and operational budgeting for the Series. He also serves as Chief Financial Officer of Morning Line Inc., the managing member of Morning Line Racing LLC.

Since January 2023, Mr. Mazzone has been Managing Partner of Robin Glen, LLC, a family office advisory and investment firm. From June |

Name	Position(s) with Issuer	Joined Company	Other current occupation and occupation during the last three years
			2018 through December 2022, he served as Head of Family Office Strategy at Momentum Advanced Planning, where he advised family offices and closely held business owners on investment structures, succession planning, and strategic planning. From September 2016 to July 2018, he was a Director at Pioneer Wealth Partners, where he advised high net worth families on wealth planning, tax matters, and investment strategy. Prior to that, from January 2010 to September 2016, Mr. Mazzone was a Partner in the Advanced Planning and Family Office Practice Group at Handler Thayer LLP, and earlier served as an attorney with BDO Seidman LLP.
			Mr. Mazzone has over a decade of experience in tax planning, family office structuring, investment strategy, and multi-generational wealth planning.
			Mr. Leach serves as Chief Strategy Officer of Morning Line Racing LLC and is responsible for strategic planning, growth initiatives, go-to-market execution, and operational scaling for the Series. He also serves as Chief Strategy Officer of Morning Line Inc., the managing member of Morning Line Racing LLC.
Brock Leach	Chief Strategy Officer (officer of Morning Line Racing LLC)	June 27, 2025 (appointed as officer)	Since January 2025, Mr. Leach has served as Chief Strategy Officer of Morning Line, where he develops and executes strategic plans for go-to-market, growth, and organizational development. Prior to joining Morning Line, from February 2019 through December 2023, Mr. Leach served as Chief Executive Officer of Pets Wellness Alliance, where he led operations, new location development, and business scaling initiatives. From November 2017 to November 2018, he was a Co-Founder of Rise Gardens, where he supported strategy and product development efforts related to controlled-environment agriculture. Earlier in his career, from May 2011 to November 2018, Mr. Leach was CEO-Owner

Name	Position(s) with Issuer	Joined Company	Other current occupation and occupation during the last three years
			of Your Pet's Wellness, where he managed multi-unit operations.
			Mr. Leach holds a degree from Illinois State University and has more than 10 years of experience in founder, executive, and growth leadership roles.
Tom Taaffe	Chief Horse Officer (officer of Morning Line Racing LLC)	June 27, 2025 (appointed as officer)	Mr. Taaffe serves as Chief Horse Officer of Morning Line Racing LLC and is responsible for racing strategy, training coordination, bloodstock advisory, and oversight of the Series' equine operations. He also serves on the Board of Directors with Morning Line Inc., the managing member of Morning Line Racing LLC. Since December 2021, Mr. Taaffe has been the Chief Equine Officer and Co-Founder of Morning Line, where he has supported new business development and equine asset operations. Since June 2019, he has also served as an International Relations Consultant for Goffs in Kildare, Ireland. Prior to his current roles, from January 1995 to January 2021, Mr. Taaffe operated Portree Stables, where he trained racehorses and provided bloodstock advisory and purchasing services. Earlier in his career, from January 1981 to January 1994, he was a professional jump jockey working with various trainers in Ireland. Mr. Taaffe has more than 30 years of experience in professional racehorse training and bloodstock advisory roles.

Employees

The Company has no employees. The Company relies on the services provided by its Manager, Morning Line Inc., and the Manager's officers and personnel.

Capitalization and ownership

Morning Line Racing LLC, through its managing member Morning Line Inc., holds one hundred percent (100%) of the voting Membership Interests of the Company. Membership Interests carry all voting and governance rights. Profit Sharing Interests are a separate, non-voting class of interests issued on a listing-by-listing basis and entitle holders only to their pro rata share of distributions, if any, attributable to the applicable listed Thoroughbred, as described in the Series Fund 1 Designation and this Form C. Profit Sharing Interests do not confer ownership of, or voting rights with respect to, the Company or any Thoroughbred.

Material terms of the securities

Profit Sharing Interests carry no voting rights. Holders are entitled to receive distributions, if any, from net purse earnings, net breeding revenues, if applicable, and net sale proceeds as described in the Series documentation. Distributions are made to the record holder at the time of distribution. Upon a sale, retirement, insurance event, or other monetization event involving one or more Portfolio Horses, distributions will be made in accordance with the Series Fund 1 Designation and Operating Agreement, under which tokens may be burned after final distribution. Any post-distribution interest adjustments or retirements, if applicable, will be affected at the Series level and disclosed on the intermediary's portal. Transfers are subject to the resale limitations in Regulation Crowdfunding during the first twelve months, except as permitted by Rule 501 of Regulation CF and applicable law.

How the issuer will inform investors of progress

The Company will provide Investors with ongoing updates through the intermediary's portal. The issuer will file Form C-U progress updates when reaching 50% and 100% of the Target Offering Amount, and post updates on the intermediary's portal. Notices of material events, changes in the status of the Thoroughbred Asset, tranche releases or closings, and required Regulation Crowdfunding filings will be provided as applicable. Additional disclosures and supporting materials may be made available in the Data Room.

Related party transactions

The Company is managed by Morning Line Inc. (the "Manager"), which is also the parent company of Morning Line Racing LLC. Morning Line Racing LLC is the sole holder of the voting Membership Interests of the Company. The Manager and its affiliates will receive fees for management services, as disclosed in the offering materials and Series documentation. Any transactions or assignments of economic interests between the Company and the Manager or its affiliates are considered related-party transactions and will be described in this Form C and reflected in the financial statements and related-party footnotes.

Financial information

Financial statements for the issuer will be included as Exhibit A. If the aggregate offering amount across all offerings of the issuer within a 12-month period exceeds the applicable threshold, the issuer will provide reviewed financial statements from an independent public accountant in accordance with Regulation Crowdfunding. The Subscription Agreement and offering materials reference the Form C financials and the review status.

Risks of Investing

An investment in the Securities involves a high degree of risk and should be considered only by persons who can afford to lose their entire investment. You should carefully read all of the risk factors below, together with the rest of this Form C, before making an investment decision.

Risks related to our stage, strategy, and management

We have a limited operating history and a new business model. We are early-stage, our plans may change, and there is no assurance we will achieve our objectives or generate profits. Our projections, if any, are inherently uncertain.

We depend heavily on a small management team and key contractors. The loss of one or more key individuals or advisors could harm execution. We may not be able to recruit and retain personnel with specialized equine, racing, compliance, and technology expertise.

We may require additional capital. The proceeds of this offering may not be enough to fund our plan. If we cannot raise additional funds on acceptable terms, we may have to curtail or cease operations.

We rely on third parties for critical functions. Boarding facilities, trainers, veterinarians, transporters, farriers, insurers, broker-dealer and funding portal partners, ATS and escrow providers, cloud and IT vendors, and other contractors may fail to perform, increase prices, or terminate services on short notice.

Our financial statements may be limited in scope. Under Regulation CF, early-stage issuers may provide financial statements that are not audited. Investors must rely on limited historical information and management's assumptions.

Risks and regulation

Racing and breeding activities are inherently risky and subject to industry rules, including those of the Horseracing Integrity and Safety Authority, as well as state racing commissions. Injury, illness, changes in racing calendars, regulatory actions, or market downturns may materially affect outcomes. See "Risk Factors."

Risks related to the Series structure and asset model

This Series facilitates multiple listings of individual Thoroughbreds. Although the Series maintains multiple listings, investor economics are determined on a listing-specific basis, and investors are not diversified unless they independently invest in multiple listings. Industry downturns may adversely affect this Series more than a diversified portfolio would.

Series assets and liabilities are intended to be segregated but may not be respected in all circumstances. Although Delaware law permits series LLCs, a court in or outside Delaware might not give full effect to Series separateness, which could expose one Series to liabilities of another or of the parent. Although the Company intends to maintain separate records and observe formalities, there can be no assurance that Series separateness will be respected in all jurisdictions or circumstances.

Investors do not own any part of the horse, and they have limited rights. The Securities represent a contractual profit-sharing interest issued by the Series with respect to a specific listed Thoroughbred, and do not constitute equity ownership in any horse, the Series, or the Company. Investors generally have no voting, governance, inspection, or management rights and do not participate in operational decisions, including training, racing, veterinary care, sale timing, or breeding decisions relating to any listed Thoroughbred.

Valuation is subjective

Prices for racehorse-related interests are difficult to determine, can be volatile, and may not reflect realizable value. There is no assurance that the price paid for the Securities associated with a particular listing corresponds to the actual value of the underlying Thoroughbred or to what Investors could receive upon a sale, insurance event, or other monetization. Pricing may be influenced by limited liquidity, investor demand, market sentiment, and other factors unrelated to the underlying fundamentals of the listed Thoroughbred.

Insurance may be unavailable, limited, or expensive. Mortality or loss-of-use insurance, if obtained for a listed Thoroughbred, may have coverage caps, exclusions, deductibles, waiting periods, and claim limits, and premiums may rise materially. Insurance proceeds, if any, may not fully compensate Investors for losses associated with a listed Thoroughbred.

Dilution

The Company may issue additional Profit-Sharing Interests with respect to a particular listing to fund operating expenses, reserves, or other specific needs in the future. Any such issuances could dilute existing investors' economic interests in that listing. Issuances relating to one listing do not entitle Investors to economic participation in other listings.

Priority on insolvency

The Profit-Sharing Interests are not debt and rank junior to all creditors of the Series and the Company. In the event of a liquidation, dissolution, or bankruptcy, Investors are unlikely to recover the full amount of their investment and may receive no proceeds.

Conflicts of interest may arise

The offering price has been determined by the Company based on a number of factors and is not the result of arm's length negotiation or an independent appraisal. No public market exists for the securities, and none may develop. If a secondary market emerges on an alternative trading system, the price may be volatile, and investors may be unable to sell at a desired time or price.

The Manager or its affiliates may manage multiple Series, listings, or related entities; receive fees or reimbursements; transact with related parties; and control the timing of information flow, sales, and disclosures. These activities may create conflicts of interest and incentives that are not fully aligned with the interests of Investors in a particular listing.

Risks specific to the Thoroughbred industry

Injury, illness, infertility, or death of the horse can cause a total or partial loss of value. Racing and breeding involve significant, unpredictable risks. Even minor injuries can impair performance and value, and catastrophic outcomes are possible.

Performance and commercial value are uncertain. Prospects for racing success or breeding demand are inherently hard to forecast. Pedigree, conformation, and early performance are imperfect indicators of future outcomes.

Regulatory and reputational risks in racing are significant. Rules governing safety, anti-doping and medication, equine welfare, racing integrity, purse structures, and racetrack operations can change. Investigations or allegations, even if unfounded, can affect eligibility, public perception, and value.

Macroeconomic and industry cyclicality can depress outcomes. Purses, auction prices, betting handle, sponsorships, and buyer demand fluctuate with economic conditions, interest rates, exchange rates, and competing forms of gaming and entertainment.

Operational risks are high

Training decisions, race selection, travel, boarding conditions, and weather can affect performance. The Company depends on trainers, jockeys, and veterinarians, and other service providers who serve many clients and may have conflicts or constraints.

Risks related to the tokenized, tranche-based offering format

Variable pricing and tranche releases may disadvantage some purchasers. Later tranches for a particular listing may be priced higher than earlier purchases, increasing downside risk for later Investors. If market prices decline, the Company may reduce subsequent tranche prices or pause releases, which may affect perceived value or liquidity.

A market value decline can occur before, during, or after a tranche. The ATS price can move for reasons unrelated to the fundamentals of a listed Thoroughbred, including low liquidity, limited market depth, market sentiment, or external events. There is no assurance that tranche prices will match secondary prices or that a secondary market will exist.

Formulas based on last trade, VWAP, or other reference prices may not reflect fair value. Thin trading, one-off prints, stale quotes, or manipulation risk can distort reference prices used for tranche pricing. Any pricing formula may produce results above or below intrinsic value.

Rolling or multiple closes add complexity. Interim closes, Form C amendments, and Form C-U updates may be required as milestones are reached, which can create administrative delays and communication gaps that affect investor expectations.

Risks related to trading, liquidity, and transfer restrictions

There is no public market for the Securities and none may develop. Even if an ATS lists the Securities, trading may be sporadic, spreads wide, and volumes thin. Investors may be unable to sell when they wish or at desired prices. Any secondary trading, if available, would occur on a horse-by-horse basis for Profit Sharing Interests associated with a specific underlying horse listed on the ATS, and not as interests in a pooled portfolio.

Securities sold under Regulation CF are restricted. Resales are limited for a period under federal law except in certain circumstances. State blue sky laws may further restrict transfers. Investors should expect to hold for an indefinite period.

Trading systems can fail. The intermediary's or ATS's technology, matching engine, custodial systems, or integrations may be unavailable or experience errors, cyber incidents, or outages that affect price discovery, settlement, or access.

Risks Related to the Platform and Affiliated ATS

The Securities offered are issued and maintained in a digital, tokenized format on the Intermediary's platform, which operates an affiliated alternative trading system (ATS). The platform and its ATS are intended to facilitate the initial issuance, ongoing recordkeeping, and secondary transfer of the Profit Sharing Interests, subject to applicable rules and restrictions. The functionality and availability of these systems are critical to holding and transferring the securities.

Holding securities in a digital or tokenized format involves unique risks. These include risks related to the security of digital wallets, the integrity of the underlying blockchain or distributed ledger technology (if any), and the potential for software bugs or cybersecurity breaches that could result in the loss or theft of your securities. The legal and regulatory landscape for digital assets is also evolving, which could impact the rights associated with, and the transferability of, your Profit-Sharing Interests.

The platform and its affiliated ATS are responsible for the clearing and settlement of transactions in the Profit-Sharing Interests. Any failure or delay in the clearing and settlement process, whether due to technical issues, regulatory intervention, or operational errors, could prevent or delay your ability to receive or transfer your Profit-Sharing Interests.

Investors may be subject to fees in connection with holding or transacting in the Profit-Sharing Interests on the platform. These may include transaction fees, account maintenance fees, or other charges imposed by the platform, the ATS, or the Manager. Such fees will be disclosed on the Intermediary's portal and can reduce the net return on your investment.

The market for the Profit-Sharing Interests on the ATS, if one develops, may be illiquid and susceptible to price manipulation. Limited trading volume can lead to price volatility and wide bid-ask spreads. Further, transfers of the Profit-Sharing Interests are subject to significant restrictions under federal securities law (e.g., the one-year holding period under Regulation Crowdfunding) and may be limited by the functionality and rules of the ATS.

Risks related to the intermediary, broker-dealer, escrow, and payments

We depend on a registered funding portal and affiliated broker-dealer/ATS for onboarding, KYC/AML, escrow, and primary and secondary market functions. Any regulatory issue, suspension, cybersecurity event, outage, operational failure, or policy change at these partners can delay or prevent offerings, closings, or trading.

Escrowed funds typically do not earn interest for Investors. If the Target Amount is not met or if a closing is delayed, funds may be returned without interest and after administrative processing.

Payment processors and banks present counterparty risk. Holds, chargebacks, fraud controls, sanctions screening, or bank holidays can delay settlement. Account freezes or regulatory inquiries can interrupt operations.

Risks related to Regulation CF and securities law compliance

We may be constrained by the $5,000,000 annual cap and aggregation rules. If the issuer, together with entities that must be integrated, exceeds the annual limit, offerings could be delayed, suspended, downsized, or moved to other exemptions. Interpretations can evolve and may be applied in ways that limit our plan.

Updates and amendments may be required. Material developments, tranche changes, pricing adjustments, or significant new information can require filing a Form C amendment and investor reconfirmations, which can delay closings or cause commitments to be canceled.

Bad actor disqualification would prevent us from using Regulation CF. Unexpected findings about covered persons could require remediation or preclude future reliance on the exemption.

The Profit-Sharing Interests are securities offered pursuant to Regulation Crowdfunding and are recorded in digital, book-entry form on systems operated by or in coordination with third-party intermediaries and alternative trading systems. Regulatory interpretations regarding digital representations of securities, tokenized records, or technology-enabled trading systems may evolve over time.

If regulators, self-regulatory organizations, or courts were to view any aspect of the Company's securities, recordkeeping methods, distribution mechanics, or secondary trading arrangements differently in the future, the Company could face additional compliance obligations, regulatory inquiries, limitations on transfer or trading, increased costs, or requirements to modify or discontinue certain offering or trading practices. Any such developments could materially and adversely affect Investors, including by limiting liquidity or increasing expenses borne by the Series.

Risks Specific to Foreign Investors

This Offering is governed by U.S. law and is not intended to solicit investment from outside the United States. Foreign investors who choose to participate are solely responsible for complying with the securities laws and other regulations of their home jurisdiction, and may face additional risks. These risks include, but are not limited to: (i) the Company or its Intermediary may reject investment commitments from non-U.S. persons for any reason, including due to sanctions, anti-money laundering policies, or other compliance concerns; (ii) distributions to foreign investors may be subject to U.S. tax withholding, which could reduce the net amount received; (iii) currency exchange rate fluctuations between the U.S. dollar and the investor's local currency may adversely affect the value of their investment and any distributions; and (iv) legal recourse may be difficult, as investors may be required to bring claims in U.S. courts, as specified in the governing documents. Foreign investors should consult their own legal and tax advisors regarding the implications of investing in this Offering.

Bad Actor Disqualification

After conducting the background and disqualification checks required by Regulation Crowdfunding, the Company has determined that it is not subject to disqualification under the 'bad actor' rules, and no covered person has a disqualifying event that would preclude reliance on Section 4(a)(6).

Ongoing Reporting; Annual Reports

The Company will file annual reports on Form C-AR on EDGAR and post such reports on its website at https://www.morningline.io/TKCHRGMH within 120 days of the end of each fiscal year, as required by Rule 202 of Regulation Crowdfunding. The Company has not previously failed to comply with the ongoing reporting requirements of Rule 202. The Company's annual reports will include the information required by Rule 202. The Company's obligation to file annual reports will terminate upon the earliest of: (i) the Company becoming a reporting company under the Exchange Act; (ii) all of the Company's Securities sold in this Offering being purchased by one holder or the Company; or (iii) three years after the date of this Offering, provided the Company has filed at least one annual report and has fewer than 300 holders of record. The Company will also provide Form C-U progress updates as required by Rule 203.

Investment Company/Adviser

The Company intends to operate so that it is not required to register as an 'investment company' and the Manager is not required to register as an 'investment adviser.' If that conclusion were to change due to facts or law, the Company could be required to alter operations materially or cease offering securities, which could adversely affect investors.

Risks related to technology, cybersecurity, data, and privacy

We rely on software, cloud services, and integrations. Bugs, outages, vendor failures, or API changes can disrupt onboarding, escrow, cap table records, distributions, or investor communications.

Cybersecurity and data privacy risks are material. Unauthorized access, phishing, credential theft, or breaches at us or our vendors could expose personal data or transaction history and result in costs, liability, and reputational harm.

Recordkeeping, audit trail, and time-stamping may be challenged. If logs or version controls are incomplete or disputed, we could face investor claims or regulatory scrutiny about subscription records, disclosures, or acknowledgments.

Risks related to taxes and accounting

Tax treatment is complex and may change. Classification of the instrument, character of distributions, information reporting, and investor-level tax consequences can vary by investor and jurisdiction. Investors should seek their own tax advice.

Information returns may be limited. Investors may not receive the same tax forms they receive from public companies, and timing of tax information may not align with investor preferences.

General investment and market risks

This is a highly speculative, illiquid investment. You should not invest unless you can bear a total loss and an indefinite holding period.

Economic, political, and public health events can negatively affect results. Recessions, inflation, interest rate changes, banking stress, pandemics, armed conflicts, and natural disasters can impair operations, racing calendars, and investor demand.

Future financings or issuances may dilute economic outcomes. We may issue additional Profit Sharing Interests or restructure economics to fund operations or respond to conditions, which could reduce per-Profit Sharing Interest participation in proceeds.

We may not make distributions

Even if a particular underlying horse associated with an Investor's Profit-Sharing Interests earns purses or generates other revenue, the Manager may reserve cash attributable to that horse for expenses, contingencies, or reinvestment, and no distribution policy is guaranteed with respect to any individual horse.

Legal, contractual, and dispute risks

The Company's governing documents contain indemnification and limitation-of-liability provisions for the Manager and certain Covered Persons, subject to customary exceptions (e.g., fraud, willful misconduct, or gross negligence). Insofar as indemnification for liabilities arising under the federal securities laws may be permitted, the Company has been advised that such indemnification is against public policy and therefore unenforceable.

Investors may be subject to forum selection, arbitration, or waiver provisions. These provisions, if included in governing documents, can affect the venue, process, and remedies available to Investors for certain claims, subject to applicable law.

Indemnification provisions can reduce amounts available for distribution. If the Series or Company must indemnify covered persons or pay legal expenses, those amounts reduce cash available to Investors.

Forum/jury-trial summary

The Company's Operating Agreement includes an exclusive-forum provision for certain internal-affairs claims and a jury-trial waiver, each subject to applicable law and with no application to claims under the federal securities laws. Investors should review the Operating Agreement for complete terms.

Forward-looking statements are uncertain

Any forward-looking statements reflect current expectations and assumptions that may prove inaccurate. Actual results may differ materially.

An investment in the Profit-Sharing Interests involves significant risks

An investment in the Profit-Sharing Interests involves significant risks. Each Profit Sharing Interest is associated with a specific underlying Thoroughbred horse listed on the ATS, and the value and performance of that horse are uncertain and subject to injury, illness, training variability, racing conditions, regulatory actions, and market demand. Revenues from purses, breeding activities (if any), insurance recoveries (if any), and sales are not guaranteed and may be insufficient to cover expenses or produce distributions.

Liquidity for Profit Sharing Interests depends on investor demand for the specific horse, the availability and functionality of the intermediary platform and ATS, and applicable resale restrictions. There is no assurance that a trading market will develop or that an Investor will be able to sell Interests at a desired time or price. Risks applicable to one horse are not mitigated by the performance of other horses listed under Series Fund 1.

There is no present market for the Profit Sharing Interests, and the Company has arbitrarily set the price.

The Offering price was not established in a competitive market. The Company has arbitrarily set the price of the Profit Sharing Interests on a horse-by-horse basis with reference to the general status of the securities market and other relevant factors. The Offering price for the Profit Sharing Interests should not be considered an indication of the actual value of the Profit Sharing Interests and is not based on the Company's asset value, net worth, revenues or other established criteria of value. The Company cannot guarantee that the Profit Sharing Interests can be resold at the Offering price or at any other price.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Profit Sharing Interests. Neither the Offering nor the Profit Sharing Interests have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit Individual Investors commitment amounts based on the Company's determination of an Investors' sophistication.

The Company may prevent any Investors from committing more than a certain amount In this Offering based on the Company's determination of the Investors' sophistication and ability to assume the risk of the investment. This means that Investors' desired investment amount may be limited or lowered based solely on the Company's determination subject at all times to applicable Regulation Crowdfunding investment limits and the intermediary's policies and procedures. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

If the sum of the investment commitments of the Offering does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no securities will be sold, all investments will be returned, and all commitments will be canceled.

The Company has set a Target Offering Amount of $550,000 for this Offering. However, there exists a risk that the Company may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the Offering, and all investment commitments will be cancelled. And all committed funds will be returned to the respective investors. The Company's ability to achieve the

Target Offering Amount is contingent on a variety of factors, including market conditions, investors' interest, and economic circumstances, which may be beyond the Company's control. Failure to reach the Target Offering Amount could limit the Company's access to the necessary capital to support its strategic initiatives, potentially affecting its business expansion, product development, and overall financial stability.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that Investors' investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While Investors have the right to cancel their investment in the event the Company extends the Offering Deadline, if Investors choose to reconfirm their investment, their investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to the Investors without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to Investors.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means Investors' failure to participate in the Offering in a timely manner may prevent them from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

The Company may conduct one or more intermediate closings during the Offering after the Target Offering Amount has been reached and the applicable minimum offering period has been satisfied. The Company may continue the Offering thereafter up to the Offering Deadline (unless ended earlier). Investors should be aware that multiple closings may occur, that investment commitments may be accepted at different times and prices across different horse-specific listings, and that cancellation and reconfirmation rights depend on the timing of an Investor's commitment and any subsequent material changes, as provided under Regulation Crowdfunding and the intermediary's procedures.

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Manager is not and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act").

The Manager will have substantial discretion to determine whether and when Investors receive any distributions and the amounts distributed.

The Operating Agreement provides that the Manager will distribute cash available for distribution to the Members of the Company as soon as reasonably practicable after the relevant amounts have been received by the Company, but only after the Manager has reserved amounts reasonably believed to provide adequate future working capital for the Company's ongoing operations and to meet any future contemplated obligations or contingencies. As revenue generated by racing activity is intermittent and highly unpredictable, planning for the Company's future cash needs will require the Manager to exercise substantial judgment as to the amounts reasonably available at any time for distribution to the Company's Members. Investors should not expect to receive distributions regularly, if at all.

A Profit Sharing Interest Holder's ownership of the Company may be diluted if the Manager issues additional Profit Sharing Interests of the Company after the closing of the Offering. The Manager may sell additional Profit Sharing Interests of the Company from time to time after the closing of the Offering in order to raise capital to cover the Company's ongoing operating expenses. If additional Profit Sharing Interests are issued, Investors would have their ownership interest diluted. Dilution could reduce both the current value of the Profit Sharing Interests of the Company held by existing Investors and the amount of any future distributions payable to the holders of Profit Sharing Interests associated with a particular underlying horse.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution, insolvency, or bankruptcy of the Company or the Series, Investors will not be treated as debt holders and are unlikely to recover the full amount of their investment. Holders of Profit Sharing Interests are entitled only to distributions, if any, in accordance with the Operating Agreement and applicable law, and only after payment in full of all liabilities and obligations to creditors (including trade payables, service providers, taxes, and any secured or unsecured debt). Holders of Profit Sharing Interests cannot be guaranteed any proceeds in the event of dissolution or bankruptcy.

There is no guarantee of a return on an Investor's investment.

There is no assurance that Investors will realize a return on their investment or that they will not lose their entire investment. For this reason, Investors should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

If a market ever develops for the Profit Sharing Interests, the market price and trading volume of the Company's Profit Sharing Interests may be volatile.

If a market develops for the Profit Sharing Interests, the market price of the Profit Sharing Interests could fluctuate significantly for many reasons, including reasons unrelated to the Company's performance or the underlying performance, perceived value, or trading activity of the specific underlying horse associated with the Interests, such as the racing performance of related Thoroughbreds, reports by industry analysts, investors' perceptions and general economic and industry conditions. For example, to the extent that other companies, whether large or small, within the pari-mutuel gaming industry experience declines in their share price, the value of Profit Sharing Interests may decline as well.

In addition, fluctuations in operating results of the Company or the failure of operating results to meet the expectations of investors may negatively impact the price of its Profit Sharing Interests. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of the Company's business to a general economic downturn; changes in the laws that affect the Company's operations; competition from other entertainment enterprises; compensation related expenses; application of accounting standards; seasonality; injury to the underlying horse associated with a particular listing, and the Company's ability to obtain and maintain all necessary regulatory approvals, government certifications or licenses to conduct the Company's business.

This offering is conducted under a federal exemption; it is not registered with state authorities.

Funds from purchasers accompanying subscriptions for the Profit Sharing Interests will not accrue interest while in escrow prior to the acceptance of the subscriber's investment commitment and applicable closing, if it occurs, in respect of such subscriptions.

The funds paid by purchasers for the Profit Sharing Interests will be held in a non-interest-bearing escrow account until the acceptance of the subscriber's investment commitment and the applicable closing, if it occurs, in respect of the applicable subscriptions. Purchasers may not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, nor Profit Sharing Interests sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the Offering Period. If the Company terminates the Offering prior to accepting a subscriber's subscription, escrowed funds will be returned, without interest or deduction, to the proposed Investors.

The Manager and its affiliates will not be liable to the Company absent fraud, willful misconduct, or gross negligence. In addition, the Company is obligated to indemnify its officers and the Manager from liability to third parties.

None of the Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, nor persons acting at the request of the Company in certain capacities with respect to other entities (collectively, the " Covered Persons ") will be liable to the Company, or any Profit Sharing Interest Holders for any act or omission taken by the Covered Persons in connection with the business of the Company that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

The Operating Agreement requires the Company to indemnify the Covered Persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Covered Persons with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. The costs of meeting any indemnification will be allocated to the applicable horse-specific listing(s) or Series accounts to which the indemnified matter relates (or, if not attributable to a particular listing, as a general Series expense) in accordance with the Operating Agreement.

Conflicts of Interest

The Manager will devote only such time to the Company's business as it deems necessary. The Operating Agreement allows the Manager and its affiliates to participate in business ventures that are similar to, and that may compete with, the Company's business. If the Manager organizes other companies in the future, the Company will be competing with the other companies for the time and talents of the personnel employed by the Manager, rendering services to us.

The offering price for the Profit Sharing Interests determined by us for any particular horse-specific listing may not necessarily bear any relationship to established valuation criteria, such as earnings, book value of assets, that may be agreed to between purchasers and sellers in private transactions, or that may prevail in the market if and when the Company's Profit Sharing Interests can be traded publicly.

The price of the Profit Sharing Interests of the Company was not derived as a result of arms-length negotiations but was instead based upon various factors, including the valuation of the underlying horse associated with the applicable listing, anticipated market demand, the Company's future prospects, its capital structure, as well as certain expenses incurred in connection with the Offering and ongoing boarding and training costs. These estimated values and Profit Sharing Interests prices do not necessarily accurately reflect the actual value of the Profit Sharing Interests or the price that may be realized upon disposition of the Profit Sharing Interests.

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal law requires that certain claims be brought in federal courts. The Company's Operating Agreement, to the fullest extent permitted by applicable law, provides for investors to waive their right to a jury trial.

The Company's Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors and transferees who become Profit Sharing Interest holders to consent to exclusive jurisdiction of the Delaware Court of Chancery and to waive the right to a trial by jury with respect to claims relating to the Operating Agreement. These provisions may have the effect of limiting the ability of Profit Sharing Interest holders to bring a legal claim against us due to geographic limitations and may limit an Investors' ability to bring such a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage Investors to the extent a judge might be less likely than a jury to resolve an action in their favor. In addition, if waiver of a trial by jury is determined to be inapplicable to, or unenforceable in respect of, an action or proceeding against us, it may cause us to incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

Neither of these provisions will apply to claims or suits under federal securities laws. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder.

The Company's Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Company's Operating Agreement provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of the Company's investors and will not be subject to any different standards imposed by its Operating Agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

The Company does not have a conflicts of interest policy.

The Company, the Manager and their affiliates will try to balance the Company's interests with their own. To the extent that such parties take actions that are more favorable to other entities than the Company, however, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Investors and the value of the Profit Sharing Interests. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Payments from the Company to the Manager and its employees or affiliates.

If the Operating Expenses exceed the revenue attributable to a particular underlying horse and its related listing (or otherwise available Series cash reserves, as applicable), the Manager has the option to cause the Company to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such loan, the Manager may be incentivized to cause the Company to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to Investors. The Manager may also choose to issue additional Profit Sharing Interests to pay for Operating Expenses instead of causing the Company to incur an Operating Expenses Reimbursement Obligation, even if any interest payable by the Company on any Operating Expenses Reimbursement Obligation may be economically more beneficial to Profit Sharing Interest holders than the dilution incurred from the issuance of additional Profit Sharing Interests.

Conflicting interests of the Manager and the Investors

The Manager may choose to use certain bloodstock agents, appraisers, trainers, or other service providers because they get benefits from giving them business, which do not accrue to the Investors. The Manager will determine whether or not to sell the Company's interest in the underlying horse associated with a particular listing. Furthermore, when determining to liquidate the Company's interest in the underlying horse, the Manager will do so considering all the circumstances at the time, which may include obtaining a price for the asset that is in the best interests of a substantial majority, but not all of the Investors.

The Manager's discretionary authority to amend the Operating Agreement.

The Manager has the ability to unilaterally amend the Operating Agreement. As the Manager is a party, or is subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as Manager of the Company, but which may not benefit all Investors equally. In addition, the Operating Agreement seeks to limit the fiduciary duties that the Manager owes to Investors. Therefore, the Manager is permitted to act in its own best interests rather than the best interests of the Investors.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH THE COMPANY CONSIDERS IM MATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON THE COMPANY'S BUSINESS AND RESULT IN THE TOTAL LOSS OF INVESTORS ' INVESTMENT.

Insurance

The Manager expects to carry mortality insurance (and fertility insurance if applicable) on the Company's interests in one or more underlying horses (as applicable) and will decide the amount of coverage. Generally, a full mortality policy will insure against loss by death caused directly or indirectly by sickness, accident and/or disease. The amount of recovery generally would be the lesser of the insured amount or the last claiming price (if any) the Thoroughbred has been subjected to at the time of the casualty. If the Thoroughbred Asset enjoys great racing success or its value otherwise increases substantially (which can sometimes occur when a member of the immediate family wins a prestigious race), the Manager may decide not to increase mortality insurance to the level of the animal's value because of the relatively high cost of the additional coverage.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law and under the Company's Operating Agreement attached as Exhibit C. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Indemnification of the Manager

The Operating Agreement provides that none of the Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, advisors, nor persons acting at the request of the Company in certain capacities with respect to other entities (collectively, the "Covered Persons") will be liable to the Company or any Profit Sharing Interest Holders for any act or omission taken by the Covered Persons in connection with the business of the Company that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

The Company will indemnify the Covered Persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Covered Persons with respect to the Company and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Marketplace and Competition

The markets in which the Company competes are highly competitive. The Company faces competition from other companies and individuals with better funding or more experience in the horse racing industry. Several hundred individuals and agencies conduct pinhooking operations in the weanling and yearling markets across the United States, as well as thousands of owners and trainers who purchase weanlings and yearlings to eventually race for their own account. These competitors include other horse racing operations worldwide.

Litigation

From time to time, the Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on the Company's business or the development of the platform because of defense and settlement costs, diversion of resources, and other factors. The Company is currently not subject to litigation.

Transactions with Related Persons and Conflicts of Interest

Related Party Transactions and Conflicts of Interest

Morning Line Inc., the parent of Morning Line Racing LLC, serves as the Series Manager for Morning Line Racing LLC, Series FUND 1. As Series Manager, Morning Line Inc. directs the Series' operations and has authority over key decisions, including asset management, offering mechanics, pricing and timing of releases, and the sale or disposition of the Series' asset. The governing company agreement further authorizes the Series Manager and the Company to enter contracts, employ service providers, open Series bank accounts, and otherwise bind the Series in the ordinary course of business, and permits affiliates of the member to provide services for market-rate compensation.

Economic allocations involving affiliates

Under the Series Designation, "Winnings" from racing are distributed 75% to Profit Sharing Interest holders and 25% retained by the Company. "Other earned income" such as breeding proceeds, third-party sales revenue, and insurance payouts is split 50% to holders and 50% retained. Upon a sale of the underlying horse associated with a particular listing, proceeds are distributed as described in the Series Designation, including the "burn" and removal of tokens from holders' wallets after distribution with respect to that listing. The Series Designation also provides for distributions following an insured loss. These mechanics, including any reliance on a token "market capitalization" reference where applicable, are set forth in the Series Designation and will govern how and when investors receive payments.

Offering cadence and pricing authority

The Series Designation contemplates staged releases of Profit Sharing Interests recorded as tokens and allows the Series Manager to modify the release schedule in good faith, with pricing and timing described in Exhibit A to the Series Designation. Any such modifications will be implemented under the authority granted to the Series Manager and reflected on the intermediary portal.

Because Morning Line Inc. controls the Series, sets the release schedule and pricing cadence, and may retain stated percentages of revenues and receive compensation for services, its interests may, from time to time, conflict with those of investors. The Company believes these conflicts are addressed through the fixed allocation formulas, the separation of Series assets and liabilities under the company agreement, and the disclosures in this Form C and on the intermediary portal, but investors should carefully consider these relationships when evaluating the Offering.

From time to time the Company may engage in transactions with related persons

Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company has not acquired legal title to, nor any ownership interest in, the underlying Thoroughbred Asset. No purchase agreement, purchase option, or bill of sale applies to this Offering. Instead, the Company has obtained an economic participation right solely pursuant to a Third Party Licensing Agreement entered into between the Company and an economic owner of the Thoroughbred Asset. Upon the sale or transfer of Profit Sharing Interests on the platform, the transaction proceeds will be allocated between the third-party owner of the underlying

Thoroughbred Asset and Morning Line in accordance with the applicable licensing and platform agreements. A portion of each transaction will be remitted to the third-party owner as consideration for the licensed economic rights associated with the Thoroughbred Asset. The remaining portion will be retained by Morning Line and used to support platform operations, including, without limitation, marketing and user acquisition, technology development and maintenance, regulatory and compliance costs, administrative overhead, and general operating expenses.

The Company has identified potential conflicts of interest that may arise in connection with this structure, including relationships among the Company, the Manager, the Manager's affiliate, and the underlying Thoroughbred Asset. These conflicts may include, without limitation, related-party transactions, overlapping ownership or control interests, and the Manager's discretion in structuring and administering licensing arrangements. The conflicts described in this section are not intended to be exhaustive, and prospective Investors should carefully consider these relationships and risks prior to investing in the Profit Sharing Interests.

1 . Limitations of Manager's Fiduciary Duties to Company. The Company's Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager. The Company's Operating Agreement provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any intere st of or factors affecting us or any of the Company's investors and will not be subject to any different standards imposed by its Operating Agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

2. No Conflicts of Interest Policy. The Company, the Manager and their affiliates will try to balance the Company's interests with their own. To the extent that such parties take actions that are more favorable to other entities than the Company, however, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Investors and the value of the Profit Sharing Interests. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

3. Payments from the Company to the Manager and its Employees or Affiliates. If the Operating Expenses exceed the revenue from the underlying Thoroughbred Asset and any cash reserves, the Manager has the option to cause the Company to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such a loan, the Manager may be incentivized to cause the Company to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to Investors. The Manager may also choose to issue additional Profit Sharing Interests to pay for Operating Expenses instead of causing the Company to incur an Operating Expenses Reimbursement Obligation, even if any interest payable by the Company on any Operating Expenses Reimbursement Obligation may be economically more beneficial to Profit Sharing Interests Holders than the dilution incurred from the issuance of additional Profit Sharing Interests.

The Manager determines the timing and amount of distributions of revenue made to Investors. As a consequence, the Manager also determines the timing and amount of payments made to itself, since payments to the Manager are made when distributions of revenue are made to the Investors. The Manager may thus be incentivized to make distributions of revenue more frequently and in greater quantities rather than leaving excess revenue on the balance sheet of the Company to cover future Operating Expenses, which may be more beneficial to another entity.

4. Conflicting interests of the Manager and the Investors. The Manager may choose to use certain bloodstock agents, appraisers, trainers, or other service providers because they get benefits from giving them business, which do not accrue to the Investors. The Manager will determine whether or not to sell the Thoroughbred Asset in response to an offer to acquire the Thoroughbred Asset. Furthermore, when determining to liquidate the Thoroughbred Asset, the Manager will do so considering all the circumstances at the time, which may include obtaining a price for the asset that is in the best interests of a substantial majority, but not all of the Investors.

5. Selection of trainers and races for one Thoroughbred over another owned by a different Entity. The Manager will manage multiple horses and companies, and may be incentivized to enter a Thoroughbred in a certain race, as doing so may generate higher revenue to be distributed to the Manager and investors in a company associated with that particular underlying asset. This may lead the Thoroughbred Asset to generate lower distributions than the underlying assets of other companies. The racing of the Thoroughbred Asset could increase the risk of the Thoroughbred Asset getting injured and could impact the value of the Thoroughbred Asset and, as a result, the value of the Company. The Manager may therefore be conflicted when determining whether to race the Thoroughbred Asset to generate revenue, diminish or increase the Thoroughbred's value, or limit the potential exposure to injury.

The various entities managed by the Manager may compete for the time and talents of the personnel and service providers employed by the Manager to provide certain services to that entity. At times when the service providers are experiencing high demand and have limited capacity at their facilities or within their respective organizations, their services may not be readily available to the Company for which the Manager provides management services. Simply because a trainer, jockey, veterinarian or other service provider is initially available to the Company is no guarantee that the Company will continue to have access to or will be able to increase the use of that service provider. The Manager may have to make decisions and give preferences, access to or allocations of access to certain service providers in high demand to one company over another, which may not be in the best interests of the affected entity. The inability to access the services of a service provider in high demand at a certain time may negatively impact the economic performance of the Company. The Manager and one or more service providers (particularly trainers and veterinarians) may have disagreements over the management of the Company's Thoroughbred Asset that lead to the unwillingness of the service provider to continue to provide such services to the Company. This could lead to a reallocation of the Thoroughbred Asset among other service providers, affording different and less beneficial racing opportunities and lesser quality care of the Thoroughbred Asset and exposing them to greater risk. Such a reallocation could have an adverse impact on the economic performance of the Company.

6. Manager's Discretionary Authority to Amend the Operating Agreement. The Manager has the ability to unilaterally amend the Operating Agreement and allocation policy. As the Manager is a party, or is subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as Manager of the Company, but which may not benefit all Investors equally. In addition, the Operating Agreement seeks to limit the fiduciary duties that the Manager

owes to Investors. Therefore, the Manager is permitted to act in its own best interests rather than the best interests of the Investors.

7. Conflicts between the Legal Counsel, the Company, and the Manager Parties. The counsel of the Company is also counsel to the Manager and its affiliates ("Legal Counsel") and may serve as counsel with respect to other entities managed by the Manager (collectively, the "Manager Parties"). Because Legal Counsel represents both the Company and the Manager Parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between the Company and any of the Manager Parties, Legal Counsel may represent the Manager Parties and not the Company. Legal Counsel may, in the future, render services to the Company or the Manager Parties with respect to activities relating to the Company as well as other unrelated activities. Legal Counsel is not representing any prospective Investors of the Company in connection with this Offering and will not be representing the members of the Company other than the Manager. Prospective Investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in the Profit Sharing Interests.

The Funding Portal

Investment commitments must be made through the online platform operated by Liquidity.io, LLC (the "Intermediary"), which is a registered broker-dealer and the Company's crowdfunding intermediary. Investors will be required to comply with the Intermediary's know-your-customer ("KYC") and anti-money-laundering ("AML") policies. Investor funds will be held in escrow with a qualified third-party bank until the Target Offering Amount is met and one or more closings occur. The Target Offering Amount and Maximum Offering Amount apply on an aggregate basis across one or more horse-specific listings offered by Series Fund 1 under this Form C.

TAX MATTERS

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTORS OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTORS' SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.   TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, THE COMPANY INFORMS INVESTORS THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

Specifically, distributions to foreign investors may be subject to U.S. federal income tax withholding at a rate of up to 30%, unless a reduced rate is available under an applicable income tax treaty. To claim the benefit of a reduced rate, a foreign investor must provide a properly completed Internal Revenue Service Form W-8 (e.g., Form W-8BEN or W-8BEN-E) to the Company. All investments, distributions, and other payments to or from the Company will be made in U.S. Dollars. Foreign investors bear all risks associated with currency exchange rate fluctuations between the U.S. Dollar and their local currency.

POTENTIAL INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES. LEGAL MATTERS.

Any prospective Investors should consult with their own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of various media and, in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior to or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as an indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete, and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


/s/ Joel Funk

Joel Funk

CEO


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.


/s/ Joel Funk

Joel Funk

CEO

Dated: February 10, 2026


EXHIBIT A

Financial Statements

Morning Line Racing LLC Series FUND 1

A Series of Morning Line Racing LLC, a Delaware Series Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountant's Review Report

As of December 31, 2025, and
for the period from October 10, 2025 (inception) to December 31, 2025

MORNING LINE RACING LLC SERIES FUND 1
TABLE OF CONTENTS



To the Managing Member of
Morning Line Racing LLC Series FUND 1
Oakbrook Terrace, IL

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Morning Line Racing LLC Series FUND 1 (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the period from October 10, 2025 (inception) to December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
February 10, 2026

Artesian CPA, LLC
1312 17th Street #462 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Morning Line Racing LLC Series FUND 1
Balance Sheet (Unaudited)
As of December 31, 2025

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Accounts receivable		-
Prepaid expenses		-
Total Current Assets		-

Non-Current Assets:

Property and equipment, net		-
Investments		-
Other assets		-
Total Non-Current Assets		-

TOTAL ASSETS	$	-

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:

Accounts payable	$	-
Accrued expenses		-
Other current liabilities		-
Total Current Liabilities		-

Non-Current Liabilities:

Long-term debt		-
Other liabilities		-
Total Non-Current Liabilities		-

Total Liabilities		-

Member's Equity:

Member contributions		-
Retained earnings		-
Total Member's Equity		-

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	-

See accompanying Independent Accountant's Review Report and accompanying notes to the financial statements, which are an integral part of these financial statements.


Morning Line Racing LLC Series FUND 1
Statement of Operations (Unaudited)
For the period from October 10, 2025 (inception) to December 31, 2025


REVENUES

Revenue	$ -
Total Revenues	-

EXPENSES

Operating expenses	-
Management fees	-
Administrative expenses	-
Professional fees	-
Depreciation and amortization	-
Other expenses	
Total Expenses	-
NET INCOME/(LOSS)	$ -

See accompanying Independent Accountant's Review Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

Morning Line Racing LLC Series FUND 1
Statement of Changes in Member's Equity (Unaudited)
For the period from October 10, 2025 (inception) to December 31, 2025

	Member Contributions		Retained Earnings/(Deficit)		Total Member's Equity	
Balance at October 10, 2025 (inception)	$	-	$	-	$	-
Member contributions		-		-		-
Net income/(loss)		-		-		-
Distributions		-		-		-
Balance at December 31, 2025	$	-	$	-	$	-

See accompanying Independent Accountant's Review Report and accompanying notes to the financial statements,
which are an integral part of these financial statements.

Morning Line Racing LLC Series FUND 1
Statement of Cash Flows (Unaudited)
For the period from October 10, 2025 (inception) to December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net income/(loss)	$	-
Adjustments to reconcile net income to net cash:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		-
Accounts receivable		-
Prepaid expenses		-
Accounts payable		-
Accrued expenses		-
Net cash provided by/(used in) operating activities		-

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment		-
Purchase of investments		-
Net cash provided by/(used in) investing activities		-

CASH FLOWS FROM FINANCING ACTIVITIES

Member contributions		-
Proceeds from debt		-
Repayment of debt		-
Distributions to members		-
Net cash provided by/(used in) financing activities		-

NET INCREASE/(DECREASE) IN CASH	$	-
Cash and cash equivalents, beginning of period	$	-
Cash and cash equivalents, end of period	$	-

See accompanying Independent Accountant's Review Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

MORNING LINE RACING LLC, SERIES FUND 1
Notes to the Financial Statements (Unaudited)
As of December 31, 2025, and for the period from October 10, 2025 (inception) to December 31, 2025

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Morning Line Racing LLC, Series FUND 1 (the "Company") is a series of Morning Line Racing LLC, a Delaware series limited liability company formed on October 10, 2025. The Company's principal objective is to acquire an ownership interest in racehorses with the pedigree, conformation, and athletic potential to compete successfully in allowance and stakes races.

Morning Line Racing LLC was originally formed as Morning Line Club 1 LLC on August 16, 2024. On May 14, 2025, the entity's certificate of formation was amended to convert it into a Delaware series limited liability company and to rename it to Morning Line Horse Series LLC. On June 27, 2025, the entity's name was further amended to Morning Line Racing LLC.

The Company was established as a separate protected series of Morning Line Racing LLC on October 10, 2025. Pursuant to Delaware law and the Company's governing agreements, each series of Morning Line Racing LLC is intended to be legally segregated such that the assets and liabilities of each series are separate and distinct from those of the master limited liability company and from those of any other series. Creditors of a particular series have recourse solely to the assets of that series and not to the assets of the master company or any other series.

Pursuant to the series limited liability agreement, the Company shall acquire and hold contractual rights to receive specified economic benefits pursuant to one or more licensing agreements with third-party owners of horses (collectively, the "Licensed Economic Interests"), which shall constitute the separate assets of the series (the "Separate Assets"), and such Separate Assets shall be distinct from any assets of the Company generally or of any other series thereof.

The Company maintains its own separate books and records and operates independently from the other series of Morning Line Racing LLC. Accordingly, the accompanying financial statements present the financial position and results of operations of the Company on a stand-alone basis. Management of the Company is vested exclusively in Morning Line Inc. (the "Series Manager" or the "Manager"), a Delaware corporation, acting as series manager pursuant to the Company's governing agreements.

As a Delaware series limited liability company, liabilities incurred with respect to a particular Series are enforceable only against the assets of that series, as provided under Delaware law.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

The accompanying financial statements are stand-alone financial statements of the Company. Certain costs that can be specifically attributable to the operations of the Company may be allocated by the Manager to the Company. However, the Company utilizes the Manager's centralized processes, systems, and personnel and various other layers of overhead and expenses for which it is not charged and therefore are not reflected in these financial statements. Therefore, the amounts recorded in these financial statements are not necessarily representative of the amount that would have been reflected in the financial statements had the Company been an entity that operated independently of its Manager. Consequently, future results of operations should the Company be separated from its Manager would include costs and expenses that may be materially different from the Company's historical results of operations, financial position, and cash flows presented herein. Accordingly, these financial statements are not necessarily indicative of the Company's future results of operations, financial position, and cash flows.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MORNING LINE RACING LLC, SERIES FUND 1
Notes to the Financial Statements (Unaudited)
As of December 31, 2025, and for the period from October 10, 2025 (inception) to December 31, 2025

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased. As of December 31, 2025, the Company had no cash on hand.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amounts reported on the financial statements approximate their fair value.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," Revenue Recognition", following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations included in the contract
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

No revenue has been earned or recognized as of December 31, 2025.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss of the Company flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not

MORNING LINE RACING LLC, SERIES FUND 1
Notes to the Financial Statements (Unaudited)
As of December 31, 2025, and for the period from October 10, 2025 (inception) to December 31, 2025

anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation, though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which enhances disclosure requirements related to income taxes, including disaggregation of income tax expense and information about income taxes paid. The amendments are effective for annual reporting periods beginning after December 15, 2024. The adoption of this guidance did not have a material impact on the Company's financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

NOTE 4 – MEMBER'S EQUITY

No membership units have been issued, and no capital has been contributed to the Company as of December 31, 2025.

The Company is wholly owned by Morning Line Inc., a Delaware corporation (the "Series Manager" or the "Related Party"), which holds 100% of the outstanding equity interests of the Company. The Company is a designated series of Morning Line Racing LLC, a Delaware series limited liability company. Morning Line Racing LLC is wholly owned by Morning Line Inc. (the "Series Manager" or the "Related Party"), a Delaware corporation, which, through its ownership and control of Morning Line Racing LLC, controls the Company and is considered a related party for financial reporting purposes.

Investors in this offering will not acquire any equity ownership or voting rights in the Company or in Morning Line Inc. Instead, investors will receive blockchain-based tokens associated with the Company's operations that do not represent an ownership interest in the Company or the Related Party. The tokens entitle holders solely to a contractual right to participate in certain revenues generated from specified horses owned or managed by the Company and do not confer any ownership, voting, dividend, or liquidation rights in the Company.

The sale of tokens by the Related Party, rather than the Company, reflects a contractual profit arrangement as set forth in the Company's operating agreement and related token documentation. Token holders do not hold any equity or ownership interest in the Company. Instead, the tokens entitle holders solely to a contractual right to receive distributions, if any, derived from a specified portion of net revenues generated by designated horses or horse-related activities, as determined and distributed in accordance with the operating agreement and the applicable smart contract terms.

Pursuant to the series limited liability agreement, Morning Line Racing LLC will distribute 75% of the winnings to holders based on their percentage of ownership of the token pool, specifically attributed to the specific licensed horse. 25% of the winnings will be retained by the Company. Winnings shall mean the total gross purse amount awarded to the horse based on its finishing position in a race, less all customary trainer and jockey contingency fees, expenses, and deductions that are standard in the racing industry. The net amount remaining after such deductions shall constitute the winnings

MORNING LINE RACING LLC, SERIES FUND 1
Notes to the Financial Statements (Unaudited)
As of December 31, 2025, and for the period from October 10, 2025 (inception) to December 31, 2025

to be distributed to holders as set forth in the series limited liability agreement. The remaining 25% is a fee due to a related party, Morning Line Racing LLC.

The Company will retain 50% of other earned income (i.e. breeding, third-party sales, and insurance payouts) and distribute the remaining amount to the holders proportional to their ownership percentage in the token pool, specifically attributed to the specific licensed horse. The remaining 50% is a fee due to a related party, Morning Line Racing LLC.

Any such distributions are contingent upon the generation of applicable revenues and are subject to the payment of operating expenses, fees, reserves, and other costs as provided in the operating agreement. Token holders have no claim to the Company's assets, no right to participate in management or corporate governance, and no entitlement to residual profits, dividends, or liquidation proceeds of the Company. The tokens do not represent equity interests and should not be viewed as traditional equity securities.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and the disclosure of related party transactions.

Morning Line Inc. (the "Series Manager" or the "Related Party") is the sole member of the Company and is also designated as the series manager pursuant to the Company's operating agreement. As Series Manager, the Related Party is responsible for the management and administration of the Company's operations, including, among other things, overseeing horse acquisitions, racing and training activities, financial administration, and the implementation of token-related contractual arrangements.

On February 1, 2026, the Company entered into an arrangement with the Related Party, an affiliate of the Company as defined under SEC rules, due to its ownership and control of the Company, pursuant to which the Related Party will sell blockchain-based tokens to investors in an offering under Regulation Crowdfunding. Each token is algorithmically linked to a specific thoroughbred horse owned by a third-party and subject to an agreement providing contractual rights to receive distributions.

Under this arrangement, investors acquire contractual digital interests that entitle holders to a share of revenues or income generated by the underlying horse, as defined in the Company's operating agreement and related token documentation. The terms of the arrangement, including pricing methodology, allocation of proceeds, and the smart contract protocol governing token-related transactions, are administered by the Series Manager. The aggregate value of this arrangement, based on the maximum amount of tokens expected to be offered, is estimated to be $5,000,000, although proceeds are expected to be received over time and will be reported through subsequent Form C-U filings.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or knows of any pending or threatening litigation against the Company or any of its officers.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 10, 2026, the date these financial statements were available to be issued. No additional events require recognition or disclosure.

Anticipated Regulation Crowdfunding Offering

The Company intends to conduct a Regulation Crowdfunding offering during 2026. As of the date the financial statements were issued, the offering had not commenced, and no offering proceeds had been received.

EXHIBIT B

Operating Agreement

SERIES DESIGNATION

OF

MORNING LINE RACING LLC, SERIES FUND 1

a Delaware series limited liability company

For the purposes of this Series, the "**Licensed Horses**" means any horses in which Morning Line Racing LLC, Series Fund 1 (the **"Series"**) acquires contractual rights to receive a share of economic benefits (including, as applicable, racing purses, breeding income, and/or sales proceeds) pursuant to a Licensing Agreement with a third-party owner. The Series does not own or hold title to any horse and has no possessory or managerial rights in any Licensed Horse beyond the economic participation rights granted and expressly outlined in each executed Licensing Agreement.

SERIES LIMITED LIABILITY COMPANY AGREEMENT

OF

MORNING LINE RACING LLC, SERIES FUND 1

In accordance with the Amended and Restated Series Limited Liability Company Agreement (the "**Company Agreement**") of Morning Line Horse Series LLC, a Delaware series limited liability company (the "**Company**"), effective as of May 14, 2025 (the "**Effective Date**"), this Series Designation (this "**Agreement**") by and between the Company and Morning Line Inc. (the "**Series Manager**") establishes a Series of the Company. The Agreement was executed on October 10, 2025 (the "**Execution Date**"). Any capitalized term not otherwise defined in this Agreement shall have the meaning ascribed in the Company Agreement (as defined below).

WHEREAS, the Company desires to create a new and separate series of the Company pursuant to the terms of Section 5 of the Company Agreement;

WHEREAS, the Series Manager will manage the Series directly and oversee its activities in accordance with the terms of this Agreement;

WHEREAS, the Series shall acquire and hold contractual rights to receive specified economic benefits pursuant to one or more licensing agreements with third-party owners of horses (collectively, the **"Licensed Economic Interests"**), which shall constitute the separate assets of the Series (the **"Separate Assets"**), and such Separate Assets shall be distinct from any assets of the Company generally or of any other series thereof;

WHEREAS, the Company intends that the debts, liabilities, and obligations incurred, contracted for, or otherwise existing with respect to the Series and its Separate Assets be enforceable against the assets of the Series and its Separate Assets only, and not against the assets of the Company generally or any other series created under the Company Agreement; and

NOW, **THEREFORE**, the Series is designated and established as follows:

1. **Formation**. The Company hereby designates and establishes a separate protected series under Section 18-215 of the Delaware Limited Liability Company Act (the **"Act"**), known as Morning Line Racing LLC, Series Fund 1. This Agreement constitutes a Series Designation attached to and incorporated into the Company Agreement.

2. **Purpose**. The sole business of the Series is to engage in the following activities and exercise the following powers:

(a) Enter into Licensing Agreements with third-party owners to obtain contractual rights to specified economic interests in one or more Licensed Horses (including some or all of racing, breeding, and/or sales economics, as expressly provided in each Licensing Agreement);

(b) Offer and issue economic participation tokens of the Series as described herein (the "**Tokens**") and administer distributions to Token holders from Series Net Proceeds (as defined below);

(c) Although multiple Licensed Horses may be administered within this Series, each Licensed Horse shall be treated as a separate economic pool, and Tokens shall only entitle holders to distributions derived from the specific Licensed Horse to which those Tokens relate.

(d) Manage cash flows received under Licensing Agreements (including settlement, reconciliation, and audit procedures), and make distributions and maintain reserves; and

(e) Transact any and all lawful business for which a Series may be formed under the Act in furtherance of the business objectives stated in the preceding paragraph; and

(f) Transact all business necessary, appropriate, advisable, convenient, or incidental to the foregoing provisions and objectives.

For clarity, the Series does not acquire title to any horse and does not provide racing, training, veterinary, or breeding management services.

3. **Principal Office; Registered Agent**.

(a) Principal Office. The location of the principal office of the Company shall be 18W140 Butterfield Road, Suite 1500 Oak Brook Terrace, IL 60181 USA. The Series may locate its place of business at any other place as the Series Manager deems advisable; provided that the Series shall at all times maintain a registered agent within the State of Delaware and the state of the Series' principal place of business. The initial registered agent for service of process in Delaware is stated in the Series' Certificate of Formation.

(b) Qualification in Foreign Jurisdiction. The Series Manager is authorized to execute and file on behalf of the Series all necessary or appropriate documents required to qualify the Series to transact or to continue to transact business within any state in which the nature of the activities or property ownership requires qualification.

4. **Management**.

(a) Authority; Powers and Duties of the Member. The management of the Series shall be vested in the Series Manager. The Series Manager shall have the power to do any and all acts necessary, convenient, or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by managers of a series limited liability company under the laws of the State of Delaware. The Series Manager shall have the authority to bind the Series to any legally binding agreement, including setting up and operating separate bank accounts on behalf of the Series.

(b) Powers of the Series Manager. The Series Manager shall have full, exclusive, and complete authority, power, and discretion to manage and control the business and affairs of the Series, including the authority to negotiate, execute, administer, and enforce all Licensing Agreements and any related rights or obligations of the Series. Without limitation, the Series Manager is authorized to: (a) enter into, administer, monitor compliance with, and enforce all

Licensing Agreements and any amendments, settlements, audits, collections, or remedies arising thereunder; (b) manage, administer, and dispose of the Licensed Economic Interests and any proceeds derived therefrom; (c) negotiate and acquire additional economic interests pursuant to new Licensing Agreements or amendments to existing agreements; (d) retain or engage advisors, agents, attorneys, consultants, or service providers for purposes of managing or enforcing the Series' contractual rights; (e) open, maintain, and control bank, custodial, or other financial accounts in the name of the Series; (f) execute and deliver any contracts, instruments, assignments, payment orders, financing agreements, or other documents on behalf of the Series; (g) incur and pay expenses, maintain reserves, and take any actions deemed necessary or advisable to protect the Series' rights and maximize economic return for Token holders; and (h) exercise any and all powers granted to a manager of a protected series under the Delaware Limited Liability Company Act, or that are incidental, customary, or convenient to the conduct of the Series' purposes and business. **All such actions by the Series Manager shall be binding upon the Series without the consent or approval of any Token holder.**

(c) <u>Bookkeeping</u>. The Series Manager shall maintain complete and accurate books of account of the Series' affairs at the Series' principal place of business or other agreed location. Such books shall be kept on such method of accounting as the Series Manager shall select. The Series' accounting period shall be the calendar year.

(d) <u>Officers</u>. The Series Manager may, from time to time appoint officers of the Series (the "**Officers**") and assign in writing titles (including, without limitation, President, Vice President, Chief Financial Officer, and Secretary) to any such person. Unless the Series Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Act, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments, and agreements in the name of and on behalf of the Series. Any delegation pursuant to this <u>Section 4(d)</u> may be revoked at any time by the Series Manager in writing.

(e) <u>Exculpation and Indemnification</u>. Except for acts of fraud or reckless or willful misconduct, to the fullest extent permitted by applicable law, the Series Manager and each Officer and employee of the Series, and the officers, directors, and employees of the Series Manager or Company, and any authorized person on behalf of the Series (each of the foregoing an "**Indemnified Person**") shall be indemnified, defended, and held harmless by the Series from and against any and all claims, demands, liabilities, costs, damages, expenses, and causes of action of any nature whatsoever arising out of or incidental to any act performed or omitted to be performed by any one or more of such Indemnified Persons in connection with the business of the Series; provided, that an indemnity under this <u>Section 4(e)</u> shall be paid solely out of and to the extent of the assets of the Series, and shall not be a personal obligation of the Series Manager. All judgments against the Series, the Company, the Series Manager, or such Indemnified Persons where the Series provides indemnification must be satisfied solely from the assets of the Series.

5. **Series Assets; Segregation; Non-Recourse**.

(a) <u>Series Assets</u>. All cash, receivables, rights, and interests received by the Series under Licensing Agreements, and any rights ancillary thereto, constitute assets of the Series only ("Series Assets").

(b) <u>Segregation</u>. The debts, liabilities, and obligations incurred with respect to the Series shall be enforceable only against the Series Assets and not against assets of the Company generally or of any other series.

(c) <u>No Title Ownership</u>. The Series does not acquire legal or beneficial title to any horse; its rights are strictly contractual revenue rights defined by Licensing Agreements.

6. **<u>Tokens; Nature of Interests; No Governance Rights</u>**.

(a) <u>Tokens</u>. The Series is authorized to establish one or more separate classes or pools of Tokens, each corresponding to a specific Licensed Horse. Tokens represent a fractional, unsecured contractual right to receive distributions solely from the Series Net Proceeds attributable to the particular Licensed Horse associated with that Token class, as defined in the applicable Licensing Agreement and Offering Materials. Tokens do not entitle the holder to any distributions or economic participation attributable to any other Licensed Horse within the Series.

Each Licensed Horse will have:
- its own designated Token Pool,
- its own distribution schedule, and
- its own economic participation terms,

all as disclosed in its individual Offering Materials and Licensing Agreement.

Token Ownership Percentage for a particular Licensed Horse shall be calculated by dividing the number of Tokens held by a Token Holder in that Token Pool by the total Tokens issued and outstanding in that Token Pool, multiplied by 100. *Example:* If a Token Holder owns one hundred (100) Tokens and the Token Pool for that Licensed Horse consists of five hundred (500) Tokens, the Token Holder's Token Ownership Percentage is 20%.

(b) <u>Non-Equity; No Voting</u>. Tokens do not confer equity, voting, governance, membership, or ownership rights in the Series, the Company, any Licensed Horse, or any asset. Tokens represent only the right to receive profit distributions from the Series for any particular Licensed Horse.

(c) <u>Transfer/Resale</u>. Token transferability is subject to applicable law, platform rules, and any transfer restrictions disclosed in offering materials and/or the Subscription Agreement.

(d) <u>Compliance</u>. Token holders ("**Holders**") must complete the Investment Process (including PPM, Subscription Agreement, KYC/AML, accreditation if applicable, and any required consents) and remain in good standing under platform terms. The Series reserves the right to suspend or terminate the rights of any Token holder who fails to review, acknowledge, or comply with the terms of the Investment Process or this Agreement.

7. **Economic Rights; Revenue Waterfall; No Reserves**.

(a) Gross Receipts. The Series shall receive cash flows under each Licensing Agreement with a third-party owner of a Licensed Horse ("**Gross Receipts**"), which may include racing purse distributions, breeding income, sale proceeds, or other licensed economic benefits, but only to the extent expressly provided in the applicable Licensing Agreement.

(b) Payment of Contractual Obligations. Upon receipt of Gross Receipts, the Series shall promptly disburse such funds in accordance with the contractual terms of the applicable Licensing Agreement, including amounts due to:
   (i) the third-party owner(s) of the Licensed Horse,
   (ii) Morning Line Inc. or its affiliates as platform economics (as defined in subsection (c)), and
   (iii) the Series for distribution to Token Holders as described in subsection (d).

(c) Platform Economics (Variable). Amounts payable to Morning Line Inc. (or an affiliate) for platform fees, licensing fees, technology services, marketplace participation, or retained economic interest shall be variable and determined strictly on a per-horse basis as provided in each Licensing Agreement or applicable platform agreement.

(d) Series Net Proceeds and Distributions to Token Holders. "**Series Net Proceeds**" means the portion of Gross Receipts that is contractually allocated to the Series and shall be determined independently for each Licensed Horse pursuant to its Licensing Agreement, and shall be distributed solely to the holders of Tokens associated with that particular Licensed Horse. All Series Net Proceeds shall be distributed to Token Holders pro rata in accordance with their percentage ownership of the Token Pool for the specific Licensed Horse. Distributions shall be made as soon as practicable following receipt and reconciliation of Gross Receipts.

(e) No Reserves or Retained Earnings. The Series shall not maintain reserves or retain earnings beyond the amounts necessary to complete distributions described herein. The Series does not operate as an investment fund and does not reinvest receipts or hold assets other than contractual rights to receive economic interests.

8. **Profit Sharing**.

(a) Winnings. The Company will distribute 75% of the Winnings, defined below, to Holders based on their percentage of ownership of the Token Pool specifically attributed to the specific Licensed Horse. 25% of the Winnings will be retained by the Company. The Series Manager will distribute these winnings within five (5) business days of the Company receiving the income to the current owner of the Token at the time of distribution. Winnings shall mean the total gross purse amount awarded to the horse based on its finishing position in a race, less all customary trainer and jockey contingency fees, expenses, and deductions that are standard in the racing industry. The net amount remaining after such deductions shall constitute the Winnings to be distributed to Holders as set forth herein.

(b) Other Earned Income. The Company will retain 50% of other earned income (i.e. breeding, third-party sales, and insurance payouts) and distribute the remaining amount to the Holders proportional to their ownership percentage in the Token Pool, specifically attributed to the specific Licensed Horse. Distribution will occur within five (5) business days of the Company's receipt of the income to the current Token holder at the time of distribution.

9. **Financial Distributions; Timing; Method**.

(a) Pro Rata Distributions. Subject to the Licensing Agreements, the Series Manager shall distribute available Series Net Proceeds pro rata to Holders of record as of a distribution record date determined by the Series Manager, in proportion to each Holder's percentage of the Token Pool.

(b) Timing. Distributions shall be made on an event-driven basis upon the Series' receipt of Gross Receipts related to a Licensed Horse. The Series Manager shall distribute Series Net Proceeds to Token Holders promptly following such receipt and reconciliation, and in no event later than five (5) business days after the Series has received cleared funds from the applicable third-party owner or licensing counterparty.

(c) Method; Withholding. Distributions may be made via ACH/wire or platform balance credit, net of any applicable withholding or offsets.

(d) No Guaranteed Returns. No distributions are guaranteed, and past distributions are not predictive of future results.

10. **Token Adjustments; Burns; Lifecycle Events**.

(a) Economic Participation Limited to a Specific Licensed Horse. If a Licensed Horse generates purse earnings, breeding income, sale proceeds, insurance proceeds, or any other licensed economic benefit pursuant to a Licensing Agreement, the Series shall receive only the portion of such proceeds to which it is contractually entitled under that particular Licensing Agreement. These proceeds shall be allocated exclusively to the Token Pool associated with that Licensed Horse, and not to Token holders of any other Licensed Horse in the Series. The Series' entitlement is solely economic; no title, management, or control of the Licensed Horse is held by the Series.

(b) Sale of Licensed Horse (By Third-Party Owner). If a Licensed Horse is sold by the third-party owner and the Series is contractually entitled to receive a portion of the sale proceeds, such proceeds shall be treated as Gross Receipts attributable solely to that Licensed Horse and distributed only to holders of Tokens associated with that Licensed Horse, in accordance with Section 7. The Series Manager shall make such distribution within five (5) business days after receiving cleared funds.

(c) Breeding, Foal, and Progeny Rights. If the Licensing Agreement for a Licensed Horse grants economic rights relating to breeding activity (including proceeds from foal sales, breeding rights, or stallion/broodmare revenue), such Gross Receipts shall be attributed solely to that Licensed Horse's Token Pool. If a foal is retained and a new economic interest is created, the

Series Manager may issue a separate class or pool of Tokens specific to that foal or adjust existing Token entitlements only as disclosed in the offering documentation for that Licensed Horse.

(d) <u>Insurance Proceeds</u>. If the Series is entitled to insurance proceeds due to the death or loss of a Licensed Horse, such proceeds shall be allocated solely to the Token Pool associated with that Licensed Horse and distributed to the relevant Token holders within five (5) business days after receipt of cleared funds.

(e) <u>Token Burn, Adjustment or Finalization of Rights</u>. Upon a Licensed Horse's sale, death, retirement, or completion of its economic lifecycle, and after distribution of all remaining proceeds attributable to that Licensed Horse, the Tokens associated with that Licensed Horse may be permanently removed (burned) in accordance with the applicable offering materials, to reflect the conclusion of the economic interest represented by such Tokens. Token burn or adjustment may also occur in connection with foal/token rollovers or liquidation events, as described in the offering documents.

(f) <u>Token Issuance and Supply Management</u>. The Series Manager may authorize the issuance of additional Tokens or adjust the Token supply only for the specific Licensed Horse to which such Tokens relate, and only as expressly permitted in the offering materials or Licensing Agreement for that Licensed Horse. No cross-collateralization or cross-subsidization among Licensed Horses shall occur.

(g) <u>Withdrawal Rights</u>. Token Holders may request withdrawals of cash balances (but not Token redemptions) at any time through the Morning Line platform, subject to applicable law and platform procedures. The Series shall process withdrawal requests within ten (10) business days via ACH or wire transfer to the Token Holder's verified bank account.

(h) <u>No Ownership; Economic Rights Only</u>. For the avoidance of doubt, Token Holders do not have any legal or beneficial ownership, title, lien, or possessory interest in any Licensed Horse. Tokens confer only a contractual right to receive economic distributions associated with the specific Licensed Horse to which those Tokens relate. Token Holders have no governance, voting, or control rights with respect to the Series, the Company, the Series Manager, or any Licensed Horse.

11. <u>Token Distribution Schedule</u>. The release, pricing, and availability of Tokens associated with Licensed Horses included in this Series shall be governed by the applicable Token Distribution Schedule for each Licensed Horse, as set forth in the corresponding offering materials or licensing documentation and made available in the Company's Data Room. The Series Manager shall administer token releases in accordance with those schedules and may adjust future release timing or pricing only to the extent expressly permitted under the applicable Offering Terms and Licensing Agreement. Any such adjustments shall be made in good faith and communicated in writing to all Token Holders in advance of implementation.

12. <u>Transfers; Withdrawals; Redemptions</u>.

(a) <u>Transfers</u>. Transfers of Tokens are subject to securities law compliance, platform rules, and any transfer restrictions disclosed in offering materials.

(b) <u>Withdrawals/Redemptions</u>. Tokens do not entitle Holders to mandatory redemption. The Series Manager may, in its discretion, permit withdrawals from platform balances (not Token redemption), subject to settlement clearing, KYC/AML, and platform terms.

(c) <u>No Appraisal Rights</u>. Holders have no appraisal, dissenter, or similar rights.

13. <u>Dissolution</u>. The Series Manager may dissolve the Series if (i) the Series has no active Licensing Agreements and no material expected receipts; (ii) dissolution is advisable for regulatory, tax, or business reasons; or (iii) as otherwise provided in the Company Agreement. Upon dissolution, the Series Manager will collect remaining receivables, satisfy liabilities from Series Assets, release reserves, and distribute remaining cash to Holders pro rata as of a final record date.

14. <u>Term</u>. The term of the Series shall be perpetual unless the Series is dissolved and terminated in accordance with <u>Section 13</u>.

15. <u>Miscellaneous</u>.

(a) <u>Agreement to be Bound</u>. The Series Manager agrees to be bound by the terms and provisions of this Agreement.

(b) <u>Headings</u>. The headings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provisions hereof.

(c) <u>No Third-Party Beneficiaries</u>. The provisions of this Agreement are intended to benefit the Series Manager and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Series Manager. To the fullest extent permitted by law, the Series Manager, the Company, or any Officer, as applicable, shall not have any duty or obligation to any creditor of the Company or Series Manager to make any contribution to the Company, the Series, or the Series Manager except as specifically provided in this Agreement. In no event shall any provision of this Agreement be enforceable for the benefit of any person other than the Company and Series Manager and their respective legal representatives, heirs, successors and permitted assigns.

(d) <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any conflict of law principles or rules (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(e) <u>Consent to Jurisdiction, Venue and Service of Process</u>. All disputes arising out of or related to this Agreement will be brought exclusively in the state or Federal courts located in DuPage County, Oak Brook, Illinois, and the Series Manager hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum.

(f) <u>Severability</u>. In the event that any provision of this Agreement shall be declared to be invalid, illegal, or unenforceable, such provision shall survive to the extent it is not so declared, and the validity, legality, and enforceability of the other provisions hereof shall not in any way be affected or impaired thereby, unless such action would substantially impair the benefits to the Series Manager of the remaining provisions of this Agreement.

(g) <u>Singular; Plural; Gender</u>. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

(h) <u>Amendments, Consents, and Approvals</u>. This Agreement may not be modified, altered, supplemented, or amended except pursuant to a writing executed and delivered by the Series Manager.

(i) <u>Entire Agreement</u>. This Agreement constitutes the entire agreement with respect to the subject matter hereof and is intended to be, and shall constitute, a legally binding document.

(j) <u>Facsimile Signatures</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by the Series Manager and by electronic signature complying with the U.S. federal ESIGN Act of 2000 (including signature via DocuSign, RightSignature or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of the Series Manager can be seen.

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.


THE COMPANY:

MORNING LINE RACING LLC, SERIES FUND 1

By: Morning Line Inc.
Its: Sole Member

By: _____
Name: Joel Funk
Its: Chief Executive Officer

THE SERIES MANAGER:

MORNING LINE INC.

By: _____
Name: Joel Funk
Its: Chief Executive Officer
